Form 20-F
period 2002-12-31
WESTERN & CARIBBEAN CELLULAR INC
filed 2003-07-08
CIK 1020161

As filed with the Securities and Exchange Commission on July 8, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File Number: 333-9609

OCCIDENTE Y CARIBE CELULAR S.A.

(Exact name of Registrant as specified in its charter)

WEST & CARRIBBEAN CELLULAR INC.

(Translation of Registrant’s name into English)

Republic of Colombia

(Jurisdiction of incorporation or organization)

Carrera 55 No. 49-101

Medellín, Colombia

4-510-9300

(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange

Act of 1934, as amended (the “Act”):

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

American Depositary Shares,

representing Shares of Class B Common Stock

Shares of Class B Common Stock,

par value one Peso per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Senior Discount Notes due 2004

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A Common Stock 11,439,277

Class B Common Stock 613,035,228

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes    X      No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17        Item 18   X

i

SOURCES OF POPULATION DATA

Data regarding the population in Colombia and the Eastern and Western Regions of Colombia are based on official adjusted 1993 population census figures, and official projections as of June 30, 1995 through 2005 compiled by the Colombian National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadísticas) (“DANE”). There can be no assurance that the actual population in the Eastern Region or the Western Region does not differ significantly from the DANE projections.

PART I

ITEM 3:     KEY INFORMATION

SELECTED FINANCIAL DATA

This annual report includes our audited financial statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002.

Occidente y Caribe Celular S.A. (“Occel” or the “Company”) publishes its financial statements in Colombian pesos. In this Annual Report, unless otherwise indicated, amounts are expressed in Colombian pesos (“Ps.” or “Pesos”) and in United States dollars (“U.S.$” or “Dollars”).

Our financial statements have been prepared in conformity with Colombian GAAP, which differs in certain significant respects from U.S. GAAP. Note 23 to Occel’s Audited Financial Statements provides a description of the principal differences between Colombian GAAP and U.S. GAAP as they relate to us, as well as a reconciliation to U.S. GAAP of operating income, net income and total shareholders’ equity, as well as a condensed statement of cash flows.

All financial information included in this Annual Report has, for purposes of comparison, been restated in constant Pesos as of December 31, 2002 by indexing historical amounts using the Colombian middle-income Consumer Price Index with a one month lag as established by the DANE in order to express all financial information in purchasing power as of the date of the latest balance sheet. While the restatement of nominal Pesos into constant Pesos lessens the distorting effect of inflation on comparisons of financial statements over time, such restatement does not wholly eliminate such distortion and evaluation of period-to-period trends may be difficult.

Translations of Pesos into Dollars have been made at the rate of Ps.2,864.79 per U.S.$1.00 (the Representative Market Rate on December 31, 2002). Such translations are provided solely for the convenience of the reader. Such translations should not be construed as a representation that the Peso amounts have been or could be converted into Dollars at this or any other rate.

The selected financial information set forth below has been derived in part from our audited financial statements, which have been reported on by Ernst & Young Audit Ltda. (Colombia) for the year ended December 31, 2002 and by Deloitte & Touche for each of the years in the 4-year period ended December 31, 2001. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the audited financial statements.

	Selected Financial Information As of and for the year ended December 31,
	1998	1999	2000	2001	2002	2002
	(millions of constant pesos as of December 31, 2002, except per share data)					(thousands of US dollars)
Income Statements Data:

Colombian GAAP

Revenues	217,103	196,326	190,662	236,804	361,307	126,120
Cost of revenues	96,905	82,570	78,450	146,285	176,571	61,635
Gross profit	120,198	113,756	112,212	90,519	184,736	64,485
Operating expenses	131,351	118,795	98,620	120,453	163,879	57,205
Operating income (loss)	(11,153)	(5,039)	13,592	(29,934)	20,857	7,280
Other (expense)	(147,173)	(193,900)	(118,590)	(130,607)	(61,796)	(21,571)
Net monetary correction	62,230	45,379	48,469	45,927	20,896	7,294

Loss before income tax	(96,096)	(153,560)	(56,529)	(114,614)	(20,043)	(6,997)
Income tax	(2,953)	(1,000)	—	—	—	—
Net loss	Ps.(99,049)	Ps.(154,560)	Ps.(56,529)	Ps.(114,614)	Ps.(20,043)	U.S.$ (6,997)

Net loss per share	Ps.(1,196.24)	Ps.(1,814.08)	Ps.(594.42)	Ps.(1,062.22)	Ps.(32.10)	(11.20)

U.S. GAAP

Revenues	Ps.217,103	Ps.196,328	Ps.185,877	Ps.241,581	Ps.361,307	U.S.$126,120
Operating income (loss)	(4,904)	(12,956)	(90,929)	(8,513)	16,487	5,755
Net income (loss)	(43,511)	(161,038)	(130,712)	(93,396)	(105,066)	(36,675)
Basic net income (loss) per share	(525.50)	(1,890.12)	(1,374.47)	(865.58)	(168.27)	(58.74)
Diluted net income (loss) per share	(525.50)	(1,890.12)	(1,374.47)	(865.58)	(168.27)	(58.74)

	Selected Financial Information As of and for the year ended December 31,
	1998	1999	2000	2001	2002	2002
	(millions of constant pesos as of December 31, 2002, except per share data)					(thousands of US dollars)
Balance Sheet Data:

Colombian GAAP

Working capital (deficit)	Ps. (46,193)	Ps. (66,196)	Ps.(174,678)	Ps.(191,068)	Ps.(261,539)	U.S.$	(91,294)
Property and equipment, net	189,410	191,486	184,703	207,025	245,874		85,826
Intangible assets, net	358,305	355,627	352,123	344,344	316,232		110,386
Total assets	752,890	750,434	856,483	821,659	855,864		298,753
Long-term debt	477,687	551,625	503,342	499,097	—		—
Shareholders’ equity	98,542	16,476	59,755	(14,994)	459,898		160,535

U.S. GAAP

Working capital (deficit)	Ps. (81,958)	Ps. (74,704)	Ps.(186,283)	Ps.(190,846)	Ps.(261,539)	U.S.$	(91,294)
Property and equipment, net	203,802	207,633	196,548	214,495	252,881		88,272
Intangible, net	291,881	261,224	230,067	212,712	195,346		68,189
Deferred income tax asset	36,113	41,678	78,274	80,170	—		—
Total assets	663,771	625,426	629,880	614,066	1,023,031		357,105
Long-term debt	187,363	556,057	503,342	499,097	—		—
Shareholders’ equity	7,418	(112,930)	(171,625)	(222,588)	627,065		218,887
Shares outstanding (in millions)	82.8	85.2	95.1	107.9	624.4		—

Other Financial Data and Ratios

Operating cash flow	Ps. (6,617)	Ps. (36,493)	Ps. 13,416	Ps. 76,642	Ps. (4,720)	U.S.$	(1,648)
Financing cash flow	54,383	32,333	54,947	13,340	88,514		30,897
Investing cash flow	(55,231)	(2,057)	(58,881)	(93,764)	(79,585)		(27,780)
Capital expenditures	(33,708)	(15,005)	(49,915)	(45,288)	(75,786)		(26,454)
Depreciation and amortization (1)	43,893	24,385	26,588	30,551	57,630		20,117
Rate of inflation for the year	15.69	9.62	8.78	7.77	7.02		—
Rate of devaluation for year	19.21	21.51	18.97	2.78	25.04		—

(1)	See Note 1 to the Financial Statements.

EXCHANGE RATES

Until 1991, the Colombian Central Bank (Banco de la República) (the “Central Bank”) set an official exchange rate (the “Official Rate”) applicable to all foreign exchange transactions, based on its prevailing economic policy. Since October 1991, the market generally has freely set exchange rates, subject to a band, until September 1999. Since September 25, 1999, the exchange rate band has been eliminated, allowing the peso to float freely according to the supply and demand of foreign currency. The Colombian Superintendent of Banking (Superintendencia Bancaria) (the “Superintendent of Banking”) calculates and publishes daily, according to External Resolution No. 21 of 1993 issued by the Board of Directors of the Central Bank, as amended from time to time (“Resolution 21”), the Representative Market Rate (Tasa Representativa del Mercado) (the “Representative Market Rate”), which is the simple arithmetic average of the weighted averages of the foreign exchange buy and sell rates quoted on the previous business day by certain commercial banks and financial institutions in Bogotá, Cali, Medellín and Barranquilla for the purchase and sale of foreign currency. The Representative Market Rate serves as a basis for establishing the rate used in many foreign exchange transactions conducted on the foreign exchange market and the free market.

The following table sets forth the low and high, average and period-end Representative Market Rate for Dollars for each period indicated. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos. The rates have not been restated in constant currency.

Period	High	Low	Average(1)	Period end
1998	1,293.6	1,599.2	1,425.9	1,542.1
1999	1,525.6	2,017.3	1,755.8	1,873.8
2000	1,873.8	2,232.2	2,089.1	2,229.2
2001	2,219.6	2,378.4	2,299.9	2,291.2
2002	2,232.0	2,888.2	2,534.2	2,864.8

2002:
November	2,666.4	2,784.2
December	2,782.4	2,864.8
2003:
January	2,841.6	2,965.6
February	2,929.6	2,968.9
March	2,954.6	2,962.8
April	2,887.8	2,958.6
May	2,813.6	2,912.5

Source: Banco de la República

(1)	The average of month end rates during the relevant period.

On June 27, 2003, the Representative Market Rate was Ps.2,812.28 to U.S.$1.00.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to competition, regulation and rates;

•	statements about our future economic performance or that of Colombia; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including the factors discussed under “Risk Factors” beginning on page 6. We caution that the factors discussed under “Risk Factors” are not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

RISK FACTORS

The political and economic conditions in Colombia affect our business

Our operating results may be affected by political or economic developments in or affecting Colombia, including economic and market conditions in other emerging market countries, inflation, currency fluctuations and devaluation, social instability, and changes in Colombian law and government policy.

The Colombian financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, investor reaction to developments outside Colombia can have significant effects on the securities of Colombian issuers. Colombian financial and securities markets could continue to be adversely affected by events in other emerging market countries. In addition, Colombia has experienced high levels of inflation over the past 20 years.

Colombia has had significant periods of civil unrest and violence. Colombia’s violence is the result of continued confrontations with guerilla groups and drug traffickers. Some guerilla groups may work with, and provide protection to the drug cartels. Guerilla groups exercise considerable influence in various parts of the country, including portions of our concession area.

Future developments in the Colombian political, economic or social environment could have a material adverse effect on our financial condition if these developments lead to an inability of our customers to pay for their services or a contraction of the market needed to support the growth of cellular telecommunications in Colombia.

We may not be able to control our churn rate

Churn rate is the rate at which subscribers leave the system, calculated by dividing subscriber losses in a month by the beginning number of subscribers in that month. One of the principal causes for the churn rate is that we terminate customers who become delinquent in paying their bills. Although we are trying to minimize churn, our churn rate may increase as our subscriber base grows and the market and industry continues to mature. If we fail to retain customers, maintain adequate credit standards and keep churn at a low level, our financial condition and results of operations could be adversely affected.

We may incur significant costs from wireless fraud

We may incur costs associated with the unauthorized use of our wireless networks. These costs include administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming. Although we try to combat this problem through the deployment of anti-fraud technologies and other measures, we cannot guarantee that these efforts will be effective or that fraud will not result in material costs for us in the future.

Cloning, which is one form of wireless fraud, involves the use of scanners and other electronic devices to obtain illegally telephone numbers and electronic serial numbers during cellular transmission. These stolen telephone and serial number combinations can be programmed into a cellular phone and used to obtain improper access to cellular networks. Roaming fraud occurs when a phone programmed with a number stolen from one of our customers is used to place fraudulent calls from another carrier’s market, resulting in a roaming fee charged to us that cannot be collected from the customer.

We are dependent on complex billing, customer service and management information systems

Sophisticated information and processing systems are vital to our operations, our growth and our ability to monitor costs, render invoices, provide customer service and achieve operating efficiencies. Our computerized billing systems are purchased from third parties and may, on occasion, malfunction for reasons beyond our control. If we experience a system failure, we may lose or be unable to account properly for customer billing data. In addition, as in any complex organization, it may be difficult to evaluate and correct the effect of any such system failure in a timely manner. In the past we have been able to detect system problems promptly in order to send our corrected bills and we have not experienced major collection or customer satisfaction issues as a result of such problems. Our inability to monitor costs, render monthly invoices, provide customer service and achieve operating efficiencies could have a materially adverse effect on our business, financial condition and ability to meet our payment obligations.

Our activities are subject to Colombian regulations and the terms of our concession

We are subject to regulation with respect to the telecommunications services we provide. Our services are also subject to the terms of our concession and to the interpretation of those terms by Colombian regulators.

Our concession includes a system of penalties for failure to comply with the terms of the concession. These penalties may include fines, limitations on the services that can be provided and revocation of the concession.

If we breach our obligations under our concession and it is terminated, we will be required to (1) pay the Colombian Ministry of Communications (the “Ministry of Communications”) the amount of the performance bond posted by us when we received the concession and any damages in excess of this amount, (2) pay any fines or penalties imposed by the Ministry of Communications, and (3) return to the Ministry of Communications the cellular frequency assigned to us pursuant to the concession.

The technical standards used to measure compliance with the terms of the concession (including the requirements regarding geographic and population coverage and minimum service quality standards) are subject to interpretation. Regulators could disagree with us regarding such interpretations. As discussed above, these disagreements could lead to fines, to limits on the services that can be provided by us or to revocation of the concession.

Under Colombian law, certain government contracts, including the concession, are subject to unilateral interpretation, modification and termination by the Colombian government in certain circumstances. The concession requires us to maintain insurance against this risk. If the government undertakes a unilateral interpretation, modification or termination of the concession for reasons not attributable to us, we would be entitled to fair compensation from the Ministry of Communications. The Colombian government has traditionally honored its contractual commitments and is generally obligated by law to do so. However, we cannot assure you that this will continue to be the case in the future or that Colombian courts will provide adequate relief or compensation if the Colombian government fails to honor its contractual commitments to us.

Changes in the wireless industry could affect us in ways we cannot predict

The wireless communications industry is experiencing significant change. This includes the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, and changes in end-user needs and preferences. In Colombia, there is uncertainty as to the pace and extent of growth in customer demand, and as to the extent to which prices for airtime and line rental may continue to decline. As a result, our future prospects remain uncertain.

Our technology may not be compatible with the next generation of wireless technology

There are three existing digital technologies for wireless communications, none of which is compatible with the others. We currently use time division multiple access (TDMA) technology for our digital networks. However, a number of other wireless service providers use code division multiple access (CDMA) as their digital wireless technology, and other wireless providers currently use global system for mobile communications (GSM) technology. We plan to launch GSM service in the second half of 2003. The next generation wireless technology that gains widespread acceptance might not be compatible with the technologies used by us. If it is not, we may be required to make capital expenditures in excess of our current forecasts in order to upgrade and replace our technology and infrastructure. Such increased capital requirements could materially adversely affect our financial condition and prospects.

We may have difficulty collecting amounts due from other communications carriers

In Colombia, the calling party pays for the airtime on a call to a wireless number. If a subscriber of a fixed telephone line service provider places a call to one of our customers, we charge the service provider’s customer from whose network the call originates the airtime that our network is in use in connection with the call. In addition, under our roaming agreements, when a call is made from within one of our concession regions by a subscriber of another cellular service provider, that service provider pays us for the call at the applicable rate. We may encounter difficulties collecting such amounts from some communications companies. Some of these companies may also be our competitors. If our businesses cannot collect amounts due from other communications providers on a timely basis, or at all, they could incur material losses. Difficulties in collecting amounts due could also increase administrative costs, interest expenses and risks from foreign exchange fluctuations due to foreign-currency-denominated financial obligations.

We are dependent upon a small number of suppliers and vendors, and if they fail to provide us with services or equipment on a timely and cost-effective basis, our business could be adversely affected

We rely primarily on a single vendor, Nortel, for switch and cell site equipment and on Nokia, Samsung, Motorola and Sony-Ericsson for handsets and other customer equipment. If we had to replace a primary supplier of switch and cell site equipment because, for example, it ceased to provide timely or cost-effective equipment or service, the transition to another supplier would entail delays and additional costs. Supplies of customer equipment may be subject to periodic shortages, and our ability to grow will be limited if we cannot rely on our suppliers to ensure sufficient quantities and quality of equipment.

Concerns about health risks relating to the use of wireless handsets may adversely affect our prospects

Media and other reports have linked radio frequency emissions from wireless handsets to various health concerns, including cancer, and to interference with various electronic medical devices, including hearing aids and pacemakers. Although we do not know of any definitive studies showing that radio frequency emissions raise health concerns, concerns over radio frequency emissions may discourage the use of wireless handsets in Colombia, which could have a material adverse effect on our results of operations. In addition, lawsuits have been filed in the United States against certain participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage, and we may be subject to similar litigation in the future. Research and studies are ongoing, and there can be no assurance that further research and studies will not demonstrate a link between radio frequency emissions and health concerns.

We are controlled by one shareholder

Approximately 95.8% of our capital stock (calculated on a fully diluted basis) is directly or indirectly owned by América Móvil, S.A. de C.V. As of December 31, 2002, 64.7% of the voting shares of América Móvil was directly or indirectly owned by América Telecom, S.A. de C.V., which was established in November 2001 in a spin-off from Carso Global Telecom, S.A. de C.V.

ITEM 4:     INFORMATION ON THE COMPANY

Company Overview

Occel is one of two providers of cellular telecommunications services in the western region of Colombia (the “Western Region”). The Western Region has a population of nearly 16.1 million people, which is approximately 36.4% of the country’s total population. The Western Region includes the cities of Medellín, the second largest metropolitan area in Colombia, and Cali, the third largest metropolitan area in Colombia, as well as six other cities with a population in excess of 250,000. The Company owns and operates a cellular telecommunications network in the Eastern Region under the terms of the cellular telecommunications concession (the “Concession”) granted by the Ministry of Communications to it in March 1994. As of December 31, 2002, the Company’s cellular telecommunications network covered approximately 65% of the population of the Western Region.

In 1993, the Colombian government initiated a bidding process to grant cellular telecommunications concessions throughout the country. In connection with this process, Colombia was divided into three regions: (i) the eastern region, which includes Bogotá, Colombia’s capital and leading political, commercial and financial center, five cities with populations in excess of 250,000 each (excluding Bogotá), the Cusiana and Cupiagua oilfields and the city of San Andrés (the “Eastern Region”); (ii) the Western Region; and (iii) the coastal region of Colombia, which includes the cities of Barranquilla, Cartagena and Santa Marta (the “Coastal Region,” and together with the Eastern Region and the Western Region, the “Regions”); with each Region having an A Band and a B Band. The auction process resulted in a cellular duopoly. The Company was granted the A Band concession in the Western Region and commenced offering cellular services in September 1994. Compañía Celular de Colombia S.A. (now Bellsouth) was granted the B Band concession in the Western Region and commenced offering cellular services in July, 1994. See “Business Description—Regulation—Occel Concession”.

The Company was organized in 1992 as a mixed economy company (a company with both private-sector and public-sector shareholders) by a group of shareholders, including ANCEL S.A., Cable & Wireless Inc., CACEL S.A., ECCEL S.A., Itochu CORP. and ERT Celular, and certain other local telephone companies in the Western Region, including Empresas Municipales de Cali (“Emcali”), EDATEL and EPM, in order to bid for the Concession. In 1998, Comunicación Celular S.A. (“Comcel”), one of the two cellular providers in the Eastern Region, acquired 68.4% of the outstanding shares of capital stock of Occel.

Comcel was organized in 1992 as a mixed economy company (a company with both private-sector and public-sector shareholders) by a group of shareholders, including Bell Canada International, Inc. (“BCI”), Empresa de Telecomunicaciones de Santafé de Bogotá (“ETB”), Empresa Nacional de Telecomunicaciones (“Telecom”) and certain other local telephone companies in the Western Region, in order to bid for the Comcel Concession. In 2000, BCI conveyed its interest to Telecom Américas Ltd. On February 8, 2002, América Móvil acquired Telecom Américas’ interests in Occel.

América Móvil, through its subsidiary Radiomóvil Dipsa, S.A. de C.V., which operates under the trade name “Telcel,” is the leading provider of wireless communications services in Mexico, with 20.1 million subscribers at December 31, 2002. América Móvil also has telecommunications investments in several countries in Latin America, and a total subscriber base of over 31 million at December 31, 2002. América Móvil was established in September 2000 in a spin-off from Teléfonos de México, S.A. de C.V. (Telmex), the largest provider of local and long-distance telephone services in Mexico.

In 1998, Comcel acquired 68.4% of the outstanding shares of capital stock of Occel. América Móvil indirectly owns 95.8% of the capital stock of Occel (calculated on a fully diluted basis), of which 36.6% is held by Comcel and the remaining interest is held by Sercotel, S.A. de C.V., a wholly-owned subsidiary of América Móvil. Sercotel acquired its interest in Occel in December 2002 as part of its merger with E-Commerce Data Services, S.A. de C.V. E-Commerce Data acquired its interest in Occel in the first half of 2002 through the capitalization of investments as well as directly from minority shareholders.

At December 31, 2002, Occel had 1,067,363 subscribers. During 2002, Occel generated revenues of Ps.361,307 million (U.S.$126.1 million).

The Company’s headquarters are located at Carrera 55 No. 49-101, Medellín, Colombia, and its telephone number is 57-4-510-9300.

Business Description

Principal Cellular Services

Basic Cellular Services.    Occel provides basic cellular service under the service brand name “Comcel” in the Western Region. Basic services include local cellular service, national coverage and 24-hour customer service. Basic services also include automatic connection with fixed-line services and local and long-distance fixed-line providers, giving subscribers access to all Colombian fixed-line subscribers. As a result, subscribers can place and receive calls anywhere in Colombia. Occel also offer personalized customer service and information services 24 hours per day, seven days per week, which can be reached by cellular and fixed-line telephones.

Roaming.    Occel subscribers can roam in the Eastern and Western Regions free of roaming charges. Occel also has roaming agreements with affiliate Celcaribe S.A. (Celcaribe) in the Coastal Region and with operators in Argentina, Aruba, Bermuda, Bolivia, Brazil, the British Virgin Islands, Chile, Costa Rica, Curacao, the Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Hong Kong, Israel, Mexico, Nicaragua, Panama, Paraguay, Peru, St. Maarten, Uruguay and the United States (including Puerto Rico). These roaming agreements allow customers to place calls from one participating region or country to another.

Direct Intra-regional and National Call Delivery.    Unlike in North America, Occel is permitted by the Concession to deliver calls anywhere in Colombia without sharing the revenues with a long-distance carrier, pursuant to reciprocal agreements with other Colombian cellular operators.

Other Cellular Services

Supplemental Services.    Occel offer subscribers a variety of supplemental services, including call forwarding, call waiting, three-way conference calling, caller identification, message waiting notification and voicemail. In Colombia, such services are referred to as “supplemental services” because, unlike value added services (servicios de valor agregado), they may be provided without the need to obtain any additional licenses if these services are provided within a concessioned band. Subscribers pay additional fees for supplemental services, although Occel may provide supplemental services free of charge under certain of their promotional plans and corporate agreements. Certain supplemental services, such as call forwarding, call waiting and three-way conference calling, are currently included in the monthly service fee for Occel subscribers.

Prepaid Services.    Occel offers prepaid services in two different product lines: “Kit Amigo de Comcel” and “Amigo.” Purchasers of prepaid cellular services, under the trade name “Kit Amigo de Comcel” receive a cellular phone together certain airtime included. These cellular phones can be purchased in the Eastern and Western Regions. This product, which provides the ability to activate a cellular phone without contracts, monthly fees or credit checking, was developed to attract customers whose credit profile would not qualify for Occel’s cellular service, or to subscribers who need more control over their outgoing calls. Comcel also offers Amigo Cards, which are prepaid calling card services, in all three regions of Colombia under the trade name “Amigo”. The holder of an Amigo card can make a call from any phone in any region in Colombia (fixed or cellular) to any phone in the world. The Amigo card (1) provides immediate access to phone service; (2) allows for control over the number of minutes consumed; and (3) can be purchased conveniently at approximately 91,500 points of distribution throughout Colombia (of which approximately 30,600 are in Occel’s region), including approximately 500 vending machines (of which approximately 250 are in Occel’s region) in convenience stores, supermarkets, shopping centers, drugstores and schools.

Emergency Services.    Centralized emergency services similar to “911” in the United States are not available in Colombia. Occel, however, provides centralized emergency and roadside assistance services to its subscribers free of charge. Twenty-four hour call center operators route incoming calls to the appropriate emergency service provider. Occel believes that this is an attractive service given the high value placed on security and safety in Colombia.

Other Products and Wireless Services

Data Transmission.    Occel offers Cellular Digital Packet Data (“CDPD”) services under the brand name “Datacel.” CDPD offers wireless data communications and applications that have been developed to provide high capacity, high data speed and flexibility while maintaining security. Among the main Datacel applications are intranet/internet network access, credit card verification, automatic teller machines and question/response applications.

Value-Added and Bearer Services.    Occel has obtained a license to offer certain value-added services (servicios de valor agregado). Under this license, Occel currently offers a set of value-added services that includes short messaging, a ring tone service, postpaid balance consultation, web messages, short mail and content messages. See “New Products and Services” below for a description of text messaging, our ring tones service and postpaid balance consultation. Web messages allow users to send text messages from www.comcel.com to any Comcel subscriber’s mobile phone, up to 160 characters, and has been available since 2000. Short mail allows any person in the world with an email account to send a text message of up to 160 characters to a Comcel user’s cellular number, and has been available since 2000. Content messages allows users to subscribe to various content messages, choosing among 130 content channels relating, for example, to financial indicators, the horoscope and sports.

In addition, in June 1998, Occel received a license to carry wireless communications for other companies on its network under contractual arrangements (known as bearer services or carrier services licenses).

Subscriber Profile

The Company’s postpaid subscriber base consists of different segments of the population including business people and professionals. Potential subscribers must pass two separate credit checks with independent credit services. Prepaid services, however, allow subscribers to receive their cellular telephone services without undergoing this credit check process.

At December 31, 2002, Occel’s penetration (as a percentage of the total population in the Western Region) was 6.6%. The following table shows Occel’s subscriber levels, as well as coverage, penetration statistics and churn information at the dates indicated.

	At December 31,
	2000	2001	2002
Subscribers	345,286	717,263	1,067,363
Subscriber growth compared to prior period	43%	108%	49%
Estimated Western Region population (millions)	15.6 (1)	15.8 (1)	16.1 (1)
Estimated population covered (millions)	11.5	11.7	11.9
Percentage of Western Region covered	74.0%	74.1%	74.2%
Occel’s Western Region penetration	2.2%	4.5%	6.6%
Annualized Churn Rate	39.8%	27.4%	27.2%

(1)	Source: Official Population Projections adjusted as of June 1995 – 2005.

Equipment Purchases

Comcel negotiates the purchase of mobile equipment for Comcel and Occel. Comcel’s and Occel’s volume telephone purchasing program permits us to supply retail outlets and distributors with telephones at competitive prices. In order to achieve significant cost savings from volume purchases, Comcel manages the supply of telephones directly through manufacturers such as Nokia, Motorola, Samsung and Sony-Ericsson. The relationships with these suppliers allow us to offer a variety of equipment, as well as discounts, to our distributors or customers.

We sell only digital handsets to new basic cellular service customers and encourage our existing customers to exchange analog handsets for digital handsets.

Sales and Distribution

Direct Sales

Occel’s direct sales force accounted for 7% of total sales in 2002. The direct sales force primarily targets corporate accounts, government accounts and other high volume users.

Exclusive Independent Distributors

The remaining 93% of sales were achieved through an independent distributor network primarily composed of local distributors. This approach has permitted the Company to reach a broader customer base without the high cost of a large direct sales force. This distribution network permits the Company to (i) capitalize on knowledge of local markets, (ii) reduce operating and selling expenses, and (iii) limit inventory risk. At December 31, 2002, Occel’s distribution network included 1,236 points of sale.

Distribution contracts for 2002 were generally signed for a period of one year and may be renewed thereafter on a month-to-month basis until a new one-year contract is executed. Distribution contracts may be canceled if the distributor does not meet certain sales, service and retention standards. The contracts include an up-front commission and an ongoing residual payment based on a percentage of collected recurring revenues per postpaid subscriber. Occel believes that this compensation structure provides distributors with an incentive to provide high quality service. In addition, Occel may recover the up-front commissions from distributors for those customers who do not stay on the network in good standing for the minimum contract period. Occel deducts such up front commissions from future commissions or from a performance bond which all distributors are required to post. Occel requires standardized showrooms and service facilities, and provides all of its distributors with training in uniform service standards. Distributor contracts also provide for the sharing of certain merchandising, advertising and other marketing expenses under a cooperative marketing program, including the expenses associated with Occel’s mobile boutiques and Amigo prepaid calling card vending machines.

Non-traditional Distribution Channels

Occel and its distributors have arrangements with various supermarket chains such as Éxito and Carrefour which allow the use of those locations as points of sale. These mini-boutiques distribute all of Occel’s basic products (postpaid and prepaid cellular phones, accessories and prepaid Amigo cards), as well as technical service and assistance. In addition, the Amigo prepaid card is available in chain stores, grocery stores and supermarkets nationwide.

New Products and Services

Short Messaging and Ring Tones Services

In February 2002, the Company began providing short messages service (SMS). The service allows customers that have cellular units with IS 136/IS 136i technology to send text messages from their cellular phones to Comcel users.

In May 2002, the Company made available to its customers a ring tones service. With this service, customers who have compatible Nokia phone models with IS 136/IS 136i technology can download musical ringing options.

In November 2002, the Company launched a balance consultation service for postpaid customers. Users send an SMS text message with the key word “S” and receive a message stating the amount due on their account, payment due date, and the minutes used.

Online Payment for Prepaid Services

In December 2002, the Company launched a service that allows prepaid users to purchase additional minutes by debiting their bank accounts directly. Through an online connection with Colombian banks, this system charges users based on the amount of time they choose to prepay. This service allows the Company to save in sales costs and finance costs compared to traditional sales channels for the Amigo Card.

Customer Service

Occel strives to provide a high level of customer service in the key areas of customer assistance, maintenance, billing, collections and fraud prevention. To give their customers more personalized service, Comcel and Occel have implemented two new call centers and four “face-to-face” customer service centers, for a total of 13 service centers.

Occel also provides online support to customers, allowing them to access their minute usage, balance due, and information about new promotions and additional services. Occel monitors the performance of its customer service representatives and sets performance targets.

Billing and Administration

A potential subscriber applying for a service contract must present proof of identity and address. Credit checks on new subscribers are run through Colombian consumer credit reporting agencies. As an additional precaution against activation fraud, customer service representatives call newly activated subscribers to confirm addresses and other vital information submitted in their application. Follow-up calls are also made to update subscriber information.

Payment and Collections

Monthly bills are printed and distributed through a third party. A variety of payment options, including payment by cash, check, credit card or direct bank account debit are offered to subscribers. Subscribers may also pay online. Cash payments and payments by check may be made directly at a payment center or at bank branches throughout Colombia authorized to accept payment.

The first ten days of each month, accounts in arrears are reported to “risk centrals” (such as Datacrédito, CIFIN and Covinoc), which provide information about the credit worthiness of late payers.

During 2001 and 2002, Occel streamlined and strengthened its account collections policy. We have since experienced improvements in collections.

Prevention of Cellular Fraud

Incidents of fraud are unavoidable in the cellular telecommunications industry. In addition, user mobility and radio access make wireless networks vulnerable to fraud in the form of cloned handsets. In 2001, Occel implemented a password-based authentication system for prepaid and postpaid customers.

Occel’s fraud prevention program includes: (i) pre-employment background screening to prevent employee fraud; (ii) fraud awareness and fraud prevention training; (iii) improving commercial processes and efforts to avoid the activation of unauthorized mobiles in the cellular network; and (iv) internal fraud prevention using follow up and reconciliation between our different systems.

During 2003 the Company will continue working on our cellular fraud prevention efforts.

Wireless Network

As of December 31, 2002, Occel’s cellular telecommunications network consisted of three cellular switching centers located in Medellín, Cali and Pereira, 140 radio base stations, 336 cells and five cellular extenders. The network is connected primarily by its own microwave transmission system, which as of December 31, 2002 consisted of 175 microwave hops.

Digitalization.    We have sought to increase the digitalization of our subscriber base. Under the Occel Concession, Occel’s network is required to have 10% digital voice channels by the third year of operation, 30% by the fifth year and 50% by the eighth year. As of December 31, 2002, 91.6% of the voice channels in Occel’s network were digital channels.

Network Administration.    Comcel maintains a network management system in Bogotá, which is capable of monitoring the microwave transmission system, the switching centers in Bogotá, Bucaramanga and San Andrés, and critical network operational parameters. Comcel analyzes the performance data generated by this system in order to make the operating adjustments or capital expenditures necessary to enhance network operations. Occel’s network is connected to this network management center in Bogotá.

Performance.    The Company continuously monitors the performance of its network. As of December 31, 2002, Occel’s average cell “blockage” rate (the percentage of time there is congestion during peak usage periods) was 1.95%, and the average rate of dropped calls (the inability of the system to sustain a call in progress) was 1.31%, well within permissible parameters under the Concession.

Migration to GSM technology

At the end of 2002, Occel initiated the migration process from AMPS-TDMA technology to GSM technology. Management believes that GSM optimizes the usage of spectrum, which increases available capacity and improves service quality. Likewise, GSM technology facilitates the transmission of a larger volume of data at a higher speed compared to the prior technology.

We expect to launch GSM service in the second half of 2003, and we expect to continue to make use of our TDMA network during the migration to the new technology.

Competition

Cellular

The cellular telecommunications business in the Western Region is a regulated duopoly, and each of the two concessionaires in the region has the exclusive use of a defined frequency band within that region. Competition is principally based on network coverage and technical quality, supplemental services, responsiveness of customer service and price. Occel’s competitor for cellular service in the Western Region is BellSouth Colombia (“BellSouth”).

Since September 1, 1999, the Colombian government has had the right to grant additional licenses for cellular telecommunications services or other competing services, including PCS, in the Western Region. See “PCS” below.

The following table shows the total number of cellular subscribers and market share as reported by Occel and its competitor, BellSouth, on the dates indicated:

	December 31, 2001		December 31, 2002
Western Region
Occel	717,263	66.7%	1,067,363	67.8%
BellSouth	357,593	33.3%	505,978	32.2%

Total Subscribers	1,074,856	100.0%	1,573,341	100.0%

PCS

Since September 1, 1999, the government of Colombia has had the right to grant additional licenses for cellular telecommunications services or other competing services in the Western Region. On February 2, 2000, the government issued Law 555, which contains the PCS services regulatory framework. Pursuant to the terms of Law 555, one PCS license will be awarded per region. The regions will be the same as for the cellular operators. None of the existing trunking operators with national coverage or existing cellular operators were authorized to participate in the process until February 2003.

On January 20, 2003, the Ministry of Communications awarded the Colombian consortium “Colombia Móvil” a nationwide PCS license valid for 10 years. Colombia Móvil may apply to renew the license for an additional 10 years. Colombia Móvil is the integration of two Colombian public telecommunications operators, ETB and EPM, which provide telecommunications services in different areas of the country, including local telephony, internet and long distance services. Colombia Móvil was the only participant in the PCS bidding process, winning the auction with an offer of U.S.$55 million.

Fixed-line and other services

We also compete with traditional fixed-line telephone service operators, including Empresas Municipales de Cali (“Emcali”) in the Western Region.

In addition, we face competition from certain alternative wireless services, many of which were in existence before we began operations. These competing wireless communications services, which include mobile radio, paging or beeper services, rural wireless operators, mobile operators and trunking, are widely used in Colombia as a substitute for fixed-line services. While these competing wireless communication services are considerably less expensive than cellular services, they have certain disadvantages compared to cellular services because of factors such as lack of coverage, handset non-portability, lack of privacy, lower transmission quality, network overloading and lack of customer service. Although management does not view such alternative wireless services as significant current or potential competition due to our strong market share position in the wireless industry and the limitations of these alternative services, there can be no assurance that these services will not emerge as stronger competitors in the future. In addition, technological advances in the communications field continue to occur and make it difficult to predict the extent of additional future competition for cellular systems.

Regulation

Regulatory Authorities

The Ministry of Communications and the Telecommunication Regulatory Commission (“TRC”) are responsible for the regulation and oversight of the telecommunications sector, including cellular operations. The Ministry of Communications, which granted the cellular concessions in 1994, supervises and audits the performance of the concessionaires’ legal and contractual obligations, in particular those related to the technical standards established in the bid conditions and to the concessionaires’ duty to answer their subscribers’ questions and complaints. The Ministry of Communications also has general authority to issue regulations for cellular operations, subject to such regulations being consistent with applicable law. The Minister of Communications chairs the TRC and its other members are the Director of the National Planning Department and three full-time experts appointed by the President of Colombia. The TRC, which has jurisdiction over the pricing of cellular services, has ruled that the cellular operators may freely set rates with prior notice to the TRC and their subscribers. The TRC is also charged with issuing regulations intended to promote free competition in the cellular industry. In addition, the TRC regulates the pricing aspects of the relationship between cellular and other operators, including interconnection terms and rates. The Company’s activities are also subject to the oversight of the Colombian Superintendent of Industry and Commerce (Superintendencia de Industria y Comercio) which is empowered to enforce antitrust regulations, promote free competition in the marketplace and protect consumer rights.

Applicable Legislation

The operations of the Company are principally governed by regulations contained in Law 37 of 1993 (“Law 37”), Law 422 of 1998 (“Law 422”), Decree 741 of 1993 (“Decree 741”) and Decree 1130 of 1999 (“Decree 1130”), and by the terms and conditions of the Concession and related documents. Law 37 set forth the basic framework for the introduction of cellular telecommunications services in Colombia. Law 37 established a public bidding process open to private, public-sector and mixed economy companies. Mixed economy companies have both public and private-sector shareholders, engage in business activities, and are created pursuant to special legislation. For purposes of the bidding process, the country was divided into the Eastern Region, the Western Region and the Coastal Region. In each region, there were to be two competing operators, one public-sector or mixed economy company and one wholly private-sector company. This effectively resulted in a cellular duopoly. Law 37 also authorized foreign investment in certain areas of the telecommunications industry, including cellular operations. Subsequently, Decree 741 established detailed rules for the bidding process and for the provisions contained in Law 37 regarding matters such as the corporate structure of cellular operators, the assignment of frequencies, the concession agreements to be entered into between the winners of the bidding process and the Ministry of Communications, and the rules for interconnection between fixed-line and cellular operators. Cellular operators are also subject to Decree 1900 of 1990, which regulates telecommunications services in general.

In January 1998, the Colombian Congress approved Law 422, which, among other provisions, partially modifies Law 37 of 1993. Law 422 provides that: (i) the Ministry of Communications is responsible for developing a telecommunications expansion plan; (ii) cellular operators may cover distant or inaccessible regions of the country by operating together through a single network; (iii) operators who originate a cellular call have the obligation to bill and collect the value of such call corresponding to another operator’s service and pay such amount to such other operator; (iv) cellular users must pay for all of the services provided by interconnected operators; (v) the radio-electric frequencies assigned to a cellular operator for the operation of cellular service are the only assets of such cellular operator that will revert to the Colombian government at the end of its concession’s term (See “Occel Concession-Reversion of Assets.”); (vi) private cellular providers are obligated to register their shares in the national and foreign stock markets; (vii) the illegal use of mobile cellular service or any other telecommunication service shall constitute a criminal offense; and (viii) certain entities affiliated with or related to the Ministry of Communications may, with the prior approval of their board of directors, waive the Right of First Refusal (Derecho de Preferencia) which is granted to such public-sector shareholders in mixed economy companies when a private-sector shareholder wishes to sell its shares in such companies. Occel’s public-sector shareholders have waived such right.

Decree 1130 grants to the Telecommunications Commission (CRT) special power to regulate telecommunications in Colombia on matters such as tariffs.

Occel Concession

Overview.    The Concession grants the company the right to establish and develop a cellular telecommunications business in the Western Region over a 10-year period in exchange for a one-time fee plus quarterly royalty payments to the Ministry of Communications for the use of cellular frequencies. The Company was awarded the Concession in a competitive bidding process. The Concession’s original term was 10 years commencing March 28, 1994. The purchase price of the Occel Concession was Ps.123.1 billion (approximately U.S.$148.5 million as of April 1994) and the cost of Occel’s renewal was U.S.$16.6 million. In addition, the Company makes a quarterly royalty payment in the amount of 5% of adjusted gross revenues to the Ministry of Communications for the right to use its assigned frequencies.

Renewal.    Under the terms of an agreement entered into in January 1997 among the Ministry of Communications and the six cellular operators, the Ministry of Communications extended cellular concessions, including the Concession, until 2014. In exchange for the extension, an aggregate payment of U.S.$130 million was required from the six cellular operators. Of this amount, the Company paid U.S.$16.6 million in two installments, U.S.$12.8 million in June 1997 and U.S.$3.8 million in November 1997. All operators continue to pay the 5% royalty fee during the renewal period.

Roaming: Interconnection.    The Concession requires Occel to provide for national roaming with other licensed cellular telecommunications networks. Cellular companies are also required to enter into interconnection agreements with fixed-line telephone companies.

Prohibition on Assignment of Concession.    The terms of the Concession Agreement and applicable Colombian law prohibit the Company from assigning the Concession without the prior approval of the Ministry of Communications.

Network Expansion Plan.    The terms of the concession bid required the Company to submit a detailed timetable of its expansion plan, identifying the key cities, highways and other areas to be covered by its network. During the second half of 1999, as per the request of the Ministry of Communications, Occel reviewed and proposed the expansion plan for the second five-year period. The parties will determine if adjustments are needed as a result of developments in Colombia during the intervening years.

Calling Party Pays.    Colombian “calling party pays” policy requires the originator of the call to pay for the total cost of the call. This policy generally reduces the cost of cellular services to cellular users. Management believes that the policy of calling party pays stimulates additional usage by spreading the cost of cellular service among cellular phone subscribers and fixed-line phone subscribers.

Service Standards.    The Company is required to file a written quarterly report on technical performance indicators promulgated by the Ministry of Communications. Performance indicators include network congestion levels, percentage of dropped calls, cell availability and microwave availability. The Company also provides general network indicators such as details of cellular traffic flows, cell site traffic loads and network status updates.

Digital Technology Requirements.    In its bidding specifications, the Colombian government initially required the use of analog Advanced Mobile Phone System (“AMPS”) technology or AMPS-compatible technology in order to ensure compatibility with cellular systems in neighboring countries and in North America. Pursuant to the Concession, on the second anniversary thereof, the Ministry of Communications was required to decide on the digital standard to be adopted in Colombia. In March 1996, the Ministry of Communications announced its decision to allow cellular operators the freedom to adopt any type of digital technology. Under the terms of the Concession, the Company’s network is required to have 10% digital voice channels by the third year of operation, 30% by the fifth year and 50% by the eighth year. As of December 31, 2002, 91.6% of the voice channels in Occel’s network were digitally programmed.

Fines.    The Ministry of Communications may impose fines for non-compliance with the terms and conditions of the Concession. The maximum amount of any given fine for non-performance is approximately Ps309 million (U.S.$107,861) depending on the gravity of the offense, the damage done and any recurrence. Breaches that may subject the Company to fines include: (i) non-adherence to the timetable established for the expansion of cellular services after the Ministry of Communications has formally notified the Company that compliance is required, except where non-performance or delays are caused by force majeure; (ii) the installation or connection of equipment with fixed-line networks that does not meet interconnection standards and plans, or damages to the fixed-line network as a result of using unauthorized connections or installations; (iii) unjustifiable failure by the Company to provide the information and cooperation required by the Ministry of Communications; and (iv) failure by the Company to perform its obligations under the Concession and applicable regulations.

Termination upon Default in Performance.    Defaults that directly and materially impact on the performance and purposes of the Concession Agreement constitute grounds for its termination by the Ministry of Communications. In addition, certain specific events are defined as constituting grounds for such termination, including: (i) assignment of the Concession without the Ministry of Communications’ approval; (ii) suspension of service without the Ministry of Communication’s approval, (iii) default on required payments to the Ministry of Communications; (iv) provision of false information that affects the calculation of required payments to the Ministry of Communications; and (v) anti-competitive behavior. In the event of termination for default in performance, the Company would not be entitled to compensation for loss of the Concession. In addition, the Ministry of Communications would be entitled to reversion of the radio-electric frequencies assigned to the Company for the operation of cellular service and to payment in the amount of our performance bond.

Reversion of Assets.    The Concession initially provided that at the end of its term all assets directly related to it were to revert to the Ministry of Communications without compensation. Following consultations with cellular operators, the Colombian Congress issued Law 422 of 1998, which sets forth new rules regarding the reversion of assets. Law 422 provides that only the radio-electric frequencies assigned to the Company for the operation of cellular service are to revert to the government at the end of the concession’s term.

Interpretation, Modification and Termination of Government Contracts.    The Concession Agreement is subject to the norms of unilateral interpretation, modification and termination set forth in Law 80 of 1993, which is applicable to certain Colombian government contracts. Law 80 provides that if a disagreement arises regarding the interpretation of any of the clauses of the Concession Agreement between the Ministry of Communications and the Company, and an agreement cannot be reached, the Ministry of Communications has the right to unilaterally interpret or modify the terms of the Concession Agreement if necessary in order to prevent a suspension of cellular service to the public. In addition, the Ministry of Communications may unilaterally terminate the Concession in the event that public service or public policy requires it, or if the Company is legally incapable (because of bankruptcy, dissolution or attachment of a substantial portion of its assets) of performing its obligations under the Concession. In the event of unilateral interpretation, modification or termination based on circumstances not attributable to the Company, the Company would be entitled to fair compensation from the Ministry of Communications.

Dispute Resolution.    Disputes related to the granting, execution, development or termination and liquidation of the Concession that cannot be directly resolved between the Company and the Ministry of Communications and that do not involve the suspension of cellular service or public policy are to be submitted to a three member arbitration panel that is required to render its decision in accordance with Colombian law.

Real Property

Occel has offices in Medellín, Cali, Pereira, Manizales and Armenia. Occel owns the building in Medellín where its headquarters are located (approximately 2,902 square meters). In Medellin, Occel leases one Boutique and two CACs.

In Pereira, Armenia and Manizales, Occel owns 14 technical sites and leases 26 technical sites. In every city the company leases one Boutique and one CAC.

In Cali, Occel leases all of its administrative, sales (two boutiques) and customer service sites (two CACs), has 52 technical sites (including 18 operating sites owned by the company), and has two Switch sites, one owned and one leased. The Company also leases two CACs and a sales site.

All of the Company’s equipment and premises, including third party liability, are insured under a comprehensive insurance program provided by international and local insurers.

Capital Expenditures

The following table sets forth our gross capital expenditures for each year in the three-year period ended December 31, 2002.

	Year ended December 31,
	2000	2001	2002
	(millions of constant pesos as of December 31, 2002)
Transmission and switching equipment	12,229	41,073	71,195
Computer equipment	405	102	1,242
Fraud prevention system	2	4,722	0
Projects	4,502	11,232	0
Other	501	63	432

Total Capital Expenditures	17,639	57,191	72,869

Occel has budgeted capital expenditures of approximately U.S.$61 million for the year ended December 31, 2003, principally for the build-out of its TDMA and GSM cellular networks. We expect to meet these capital requirements primarily by means of funds generated from our operations and financing agreements with our suppliers. See “Liquidity and Capital Resources under Item 5.”

ITEM 5:     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the Company’s financial statements and other financial information included elsewhere in this Annual Report. Occel’s financial statements have been prepared in accordance with Colombian GAAP, which differs in certain significant respects from U.S. GAAP, including amortization of the Concession, deferral of handset subsidies, capitalization of interest, foreign exchange losses, the accounting treatment of warrants, income taxes and pushdown accounting. Note 23 to the audited financial statements of Occel provides a reconciliation to U.S. GAAP of net loss and shareholders’ equity (accumulated deficit).

Amounts are stated in millions of constant Pesos as of December 31, 2002 purchasing power and thousands of Dollars at a convenience exchange rate of Ps.2,864.79 per Dollar, except for per subscriber data, per minute data and handset prices.

Overview of Operations and Company Financial Results

As of December 31, 2002, Occel had 1,067,363 subscribers, 49% more than the 717,263 subscribers at December 31, 2001. Revenues for Occel increased from Ps.236,804 (U.S.$82,660) for the year ended December 31, 2001 to Ps.361,307 (U.S.$126,120) for the same period of 2002.

For the year 2002, Occel reported an operating income of Ps.20,857 (U.S.$7,280). Foreign exchange loss was Ps.4,351 (U.S.$1,519) and the net loss was Ps.20,043 (U.S.$6,997).

Churn

Annual churn decreased from 27.4% during 2001 to 27.2% in 2002. This decrease was mainly due to the improvements in customer service and new service plan offerings that were more attractive to subscribers.

Devaluation

Since September 25, 1999 the Peso has floated freely. The Peso/Dollar exchange rate was 2,864.79 on December 31, 2002 and 2,291.18 on December 31, 2001. Peso devaluation during 2002 was 25.0% compared to a Peso devaluation of 2.8% during 2001.

Use of Estimates in Certain Accounting Policies

In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (a) we used different estimates that we could reasonably have used or (b) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

Accounts receivable—The Company records an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company’s estimate is based on historical collection experience and a review of the status of trade accounts receivable.

Property, plant and equipment— Property, plant and equipment are recorded at cost, adjusted for inflation, and depreciated using the straight-line method over their estimated useful lives using the following annual depreciation rates: buildings, 5%; cellular network, 10%; data processing equipment, 20%; machinery and equipment, 10%; office equipment, 10%; and vehicles, 20%.

These estimates are based on historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense, and in some cases it can result in our recognizing an impairment charge to reflect a write-down in value.

Valuation of assets—Property, plant and equipment are appraised at least every three years. Any excess of the appraised value over the carrying value of the assets is reported as an asset with a related direct addition to shareholders’ equity. This increase in value is not subject to depreciation. If the appraised value is less than the carrying value of the assets, the difference is reported as a non-operational expense in the statement of operations. This is not acceptable practice under U.S. GAAP.

Deferred charges—Unrealized foreign exchange gains and losses from fluctuations in exchange rates on long-term debt denominated in foreign currencies are deferred and amortized over the average remaining term of the debt. This method is permitted under Colombian GAAP and was approved by the Superintendent of Corporations and the Superintendent of Securities. However, it is not permitted under U.S. GAAP.

Impairment—We carry substantial amounts on our balance sheet for plant, property and equipment and for goodwill that are based on historical costs net of accumulated depreciation and amortization. We are required to evaluate each year whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values. If they are impaired, we are required to recognize a loss by writing off part of their value. The analysis we perform requires that we estimate the future cash flows attributable to these assets, and these estimates require us to make a variety of judgments about our future operations. Changes in these judgments could require us to recognize impairment losses in future periods. Our evaluations in 2002 did not result in any significant impairment of our consolidated goodwill or plant, property and equipment.

Changes in Accounting Estimates—2002

Amortization of intangible assets (Concession)—On January 1, 2002, the Company changed its method of amortization of its intangible assets from the reverse-sum-of-digits method to the straight-line method. The amortization period extends for the life of the Concession, until 2014. The impact on 2002 results is an increase in amortization expense of Ps.17,294.

Changes in Accounting Estimates—2001

Foreign currency transactions—Foreign currency transactions and balances denominated in a currency other than Colombian pesos are translated into Colombian pesos at market rates certified by the Central Bank. Foreign currency exchange gains and losses resulting from fluctuations in exchange rates between the date the transactions are first recorded to the date of settlement or valuation at the end of the period are charged to “Other Expense”, except for exchange gains and losses related to: a) liabilities incurred for the purchase of equipment and inventory, which are capitalized as part of the cost of such assets, until they are put into use or become available for sale, and b) long-term debts issued to finance the installation of the cellular network, which are capitalized as a component of deferred charges and amortized over the period of the loans.

Amortization of Handset Subsidy—In 2000, the Company changed the period of amortization of handset subsidy from 12 to 24 months to better reflect the period in which the Company receives economic benefits from equipment sales. Effective January 1, 2001, the Company is expensing upfront the total cost of handsets. The impact of this change resulted in increased costs of revenues for 2001 of Ps.41,035.

Income recognition—In December 2001, the Company changed how it accounts for income from sales of the “Amigo” card, to record income based on the airtime effectively consumed or the card expiry. Previously, income was recognized at the time of sale because it was difficult to measure airtime consumed. The impact of this change was a reduction in income for 2001 of Ps.13,927.

Colombian Political and Economic Overview—2002

Colombia has been experiencing severe political unrest, the campaigns of the subversive armed forces of the Fuerzas Armadas Revolucionarias de Colombia (FARC) and the Ejército de Liberación Nacional (ELN). These events have triggered a speculative depreciation of the Peso with respect to the Dollar.

The political unrest in Colombia, by contributing to the economic crisis, has had and may continue to have a material adverse effect on the Company’s earnings and cash flow, principally due to lower usage of cellular services in Colombia and changes in interest rates and in the Peso/Dollar exchange rate.

During 2002, the rate of inflation was 6.99% (compared to 7.65% in 2001). The unemployment rate remains high at 15.6%, 2.1% higher than it was during the same period last year.

GDP grew by 1.53% during 2002, compared to 1.57% in 2001. Interest rates decreased to moderate levels, compared to those of previous years. The devaluation rate of 25.0% was significantly higher than in 2001 (2.8%).

Results of Operations

Year ended December 31, 2002 compared with Year ended December 31, 2001

Revenues.    For the year ended December 31, 2002, Occel revenues increased by Ps.124,503 (U.S.$43,460), or 53%, from the comparable period in 2001.

Service Revenues.    Occel service revenues increased Ps.130,681 (U.S.$45,616), from Ps.203,476 (U.S.$71,026) for the year ended December 31, 2001 to Ps.334,157 (U.S.$116,643) for the same period in 2002, reflecting principally an increase in our postpaid subscriber base.

Monthly minutes of use per subscriber for the year ended December 31, 2002 decreased to an average of 64 minutes due to a lower rate of usage by Occel’s customer base as a result of new plans with fewer included minutes. The average monthly fee charged to subscribers in Occel increased by Ps.6,911 (U.S.$2.41), or 15%, to Ps.53,543 (U.S.$18.69), and the average per minute airtime fee was Ps.485 (U.S.$0.17).

Equipment Sales.    Equipment sales for Occel decreased Ps.6,178 (U.S.$2,157) or 19% to Ps.27,150 (U.S.$9,447) for the year ended December 31, 2002. This decrease in equipment sales resulted from the use of a more aggressive pricing strategy aimed at new post-paid customers.

Cost of Revenues.    Occel cost of revenues increased Ps.30,286 (U.S.$10,572), or 21%, to Ps.176,571 (U.S.$61,635) for the year ended December 31, 2002. The increase in cost of revenues was due to an increase in cost of telecommunications services (principally interconnection charges), due to a higher subscriber base which generated more traffic, and the amortization of the Concession. Cost of equipment sold for Occel decreased Ps.2,982 (U.S.$1,041), or 3%, from Ps.93,174 (U.S.$32,524) for the year ended December 31, 2001 to Ps.90,192 (U.S.$31,483) for the year ended December 31, 2002. Cost of telecommunications services for Occel increased Ps.13,541 (U.S.$4,727), or 30%, from Ps.45,463 (U.S.$15,869) for the year ended December 31, 2001 to Ps.59,004 (U.S.$20,596) for the year ended December 31, 2002. Cost of amortization for Occel increased Ps.19,727 (U.S.$6,886), or 258%, from Ps.7,648 (U.S.$2,670) for the year ended December 31, 2001 to Ps.27,375 (U.S.$9,556) for the year ended December 31, 2002, due principally to the adoption of the straight-line method of amortization.

Operating Expenses.    Operating expenses, including depreciation, increased Ps.43,426 (U.S.$15,159), or 36%, to Ps.163,879 (U.S.$57,205) for the year ended December 31, 2002. Excluding amortization of depreciation and goodwill, Occel operating expenses increased Ps.36,074 (U.S.$12,592). The increase in operating expenses was largely due to an increase in sales commissions, resulting from higher gross subscriber additions.

Depreciation and Amortization.    Occel depreciation, including the effect of inflation, increased Ps.7,352 (U.S.$2,566), or 32%, to Ps.30,255 (U.S.$10,561) for the year ended December 31, 2002. This increase is due to the ongoing construction of the Company’s telecommunications network and other capital expenditures on which such depreciation charges are based. Occel amortization expense, including the effect of inflation but excluding goodwill amortization, increased Ps.19,727 (U.S.$6,886), or 258%, to Ps.27,375 (U.S.$9,556) for the year ended December 31, 2002. This increase was due to a change in how we account for amortization, from the reverse-sum-of-digits method to the straight-line method.

Operating Income.    Operating income increased Ps.50,791 (U.S.$17,729), from an operating loss of Ps.29,934 (U.S.$10,449) for the year ended December 31, 2001 to an operating income of

Ps.20,857 (U.S.$7,280) for the year ended December 31, 2002. The increase in operating income reflected revenue growth and an improved operating margin.

Other Expenses.    Other expenses decreased Ps.68,812 (U.S.$24,020) to Ps.61,796 (U.S.$21,571) for the year ended December 31, 2002. The decrease in other expenses mainly resulted from the decrease in interest expense of Ps.60,361 (U.S.$21,069), or 65%, and the decrease in foreign exchange loss of Ps.34,404 (U.S.$12,009), or 114%, mainly due to a reduction in indebtedness and lower interest rates on remaining debt.

Net Monetary Correction.    Net monetary correction reflects the aggregate impact of inflation on monetary assets and equity. Occel net monetary correction for 2002 decreased Ps.25,031 (U.S.$8,737), or 55%, from a net monetary correction of Ps.45,927 (U.S.$16,031) for the year ended December 31, 2001 to a net monetary correction of Ps.20,896 (U.S.$7,294) for the year ended December 31, 2002. These decreases in net monetary correction were primarily due to investments in property, plant and equipment made during 2001, reflected in the results of 2002.

Income Tax.    During 2002 and 2001, the provision for income tax was calculated taking as basis the presumptive income special system (based on prior years’ equity), as minimal tax, due to continued losses. However, given that Occel’s equity was negative in 2001, the Company had zero income tax expense for 2002.

Net Loss.    Net loss for the year 2002 was lower by Ps.94,571 (U.S.$33,012) compared to a net loss of Ps.114,614 (U.S.$40,008) for the year ended December 31, 2001.

Year ended December 31, 2001 compared with Year ended December 31, 2000

Revenues.    For the year ended December 31, 2001, revenues increased by Ps.46,142 (U.S.$16,107), or 24%, from the comparable period in 2000.

Service Revenues.    Service revenues increased Ps.25,979 (U.S.$9,068) from Ps.177,497 (U.S.$61,958) for the year ended December 31, 2000 to Ps.203,476 (U.S.$71,026) for the same period in 2001, reflecting principally an increase in our postpaid subscriber base.

Monthly minutes of use per subscriber for the year ended December 31, 2001 decreased to an average of 79 minutes due to a lower rate of usage by Occel’s customer base as a result of the elimination of unlimited minutes plans. The average monthly fee charged to subscribers in Occel increased by Ps.23,507 (U.S.$8.21), or 89%, to Ps.49,905 (U.S.$17.42), and the average per-minute airtime fee decreased by Ps.78 (U.S.$0.03), or 31%, to Ps.172 (U.S.$0.06).

Equipment Sales.    Equipment sales for Occel increased Ps.20,163 (U.S.$7,038) or 153% to Ps.33,328 (U.S.$11,634) for the year ended December 31, 2001. These increases were primarily due to an increase in the number of our subscribers.

Cost of Revenues.    Cost of revenues increased Ps.67,835 (U.S.$23,679), or 86%, to Ps.146,285 (U.S.$51,063) for the year ended December 31, 2001. The increase in cost of revenues was due to an increase in cost of equipment sold and an increase in amortization, partially offset by a decrease in cost of telecommunication services. Cost of equipment sold for Occel increased Ps.72,663 (U.S.$25,364), or 354%, from Ps.20,511 (U.S.$7,160) for the year ended December 31, 2000, to Ps.93,174 (U.S.$32,524) for the year ended December 31, 2001, due to changes in accounting policies. Cost of telecommunications services for Occel decreased Ps.8,039 (U.S.$2,805), or 15%, from Ps.53,502 (U.S.$18,675) for the year ended December 31, 2000, to

Ps.45,466 (U.S.$15,870) for the year ended December 31, 2001. Cost of amortization for Occel increased Ps.3,211 (U.S.$1,121), or 72%, from Ps.4,437 (U.S.$1,549) for the year ended December 31, 2000, to Ps.7,648 (U.S.$2,670) for the year ended December 31, 2001, due principally to the use of the reverse-sum-of-digits method of amortization.

Operating Expenses.    Operating expenses, including depreciation, increased Ps.21,833 (U.S.$7,621), or 22%, to Ps.120,453 (U.S.$42,046) for the year ended December 31, 2001. Operating expenses, excluding depreciation and amortization, increased Ps.21,081 (U.S.$7,359). The increase in operating expenses was largely due to an increase in sales commissions, resulting from an increase number of new subscribers.

Depreciation and Amortization.    Depreciation, including the effect of inflation, increased Ps.752 (U.S.$262), or 3%, to Ps.22,903 (U.S.$7,995) for the year ended December 31, 2001. This increase is due to the ongoing construction of the Company’s telecommunications network and other capital expenditures on which such depreciation charges are based. Amortization expense, including the effect of inflation, but excluding goodwill amortization, increased Ps.3,211 (U.S.$1,121), or 72%, to Ps.7,648 (U.S.$2,670) for the year ended December 31, 2001.

Operating Loss.    Operating income (loss) decreased Ps.43,525 (U.S.$15,193), from an operating income of Ps.13,592 (U.S.$4,744) for the year ended December 31, 2000, to an operating loss of Ps.29,933 (U.S.$10,449) for the year ended December 31, 2001.

Other Expenses.    Other expenses increased Ps.12,017 (U.S.$4,195), to Ps.130,607 (U.S.$45,590) for the year ended December 31, 2001. The increase in other expenses mainly resulted from an increase in interest expense of Ps.5,566 (U.S.$1,943), or 6%, and an increase in foreign exchange loss of Ps.7,660 (U.S.$2,674), or 34%, mainly related to the repayment of Comcel’s long-term debt.

Net Monetary Correction.    Net monetary correction reflects the aggregate impact of inflation on monetary assets and equity. Occel net monetary correction for 2001 decreased, Ps.2,542 (U.S.$887), or 5%, from a net monetary correction of Ps.48,469 (U.S.$16,919) for the year ended December 31, 2000 to a net monetary correction of Ps.45,927 (U.S.$16,031) for the year ended December 31, 2001. This decrease in net monetary correction was primarily due to changes in accounting policies related to the amortization of handsets subsidy and to investments in property, plant and equipment during 2001.

Income Tax.    During 2001 and 2000, the provision for income tax was calculated taking as basis the presumptive income special system (based on prior years’ equity), as minimal tax, due to continued losses. However, given that Occel’s equity was negative in 2000, the Company had zero income tax expense for 2001.

Net Loss.    Net loss for the year 2000 was higher by Ps.58,087 (U.S.$20,276) compared to a net loss of Ps.114,613 (U.S.$40,008) for the year ended December 31, 2001.

Liquidity and Capital Resources

We must make substantial capital expenditures to continue expanding and improving our networks, including our new GSM network. In 2002, we invested U.S.$36 million in plant, property and equipment. We estimate capital expenditures for 2003 at approximately U.S.$61 million. See “Capital Expenditures” under Item 4.

In 2002, operating activities used net cash of U.S.$1.6 million. We received U.S.$150 million from capital contributions and U.S.$66 million from short-term debt.

In March 2002, Occel retired its 1996 bonds for U.S.$204 million, including an early retirement penalty of U.S.$6 million, which was expensed. These resources were obtained through a capital contribution from América Móvil and a 3-month, LIBOR+1.5% loan from BankBoston supported by América Móvil.

The following table shows Occel’s financial debt at December 31, 2000 and March 31, 2003:

Lender	Borrower	Million

Comcel	Occel	Ps.238,503

A substantial portion of our financing was obtained from Comcel with the support of América Móvil. There can be no assurance that such financing would be available to us on comparable terms or at all without the support of América Móvil.

U.S. GAAP Reconciliation

We had a net loss under U.S. GAAP of Ps.105,066 million in 2002 and a net loss of Ps.93,396 million in 2001. Compared to Colombian GAAP, net loss under U.S. GAAP was 424% higher in 2002. In 2001, net loss under U.S. GAAP was 18.5% lower compared to Colombian GAAP. See Note 23 to our audited financial statements.

ITEM 6:     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

The Company has a Board of Directors (Junta Directiva) and a Chairman. The Board of Directors is composed of five directors, each of whom is entitled to one vote. Each director has two alternate directors who may attend meetings in the absence of the corresponding director. The Board of Directors may meet once every month on a date set by the Board of Directors or in accordance with the needs of the Company. Extraordinary meetings may be convened by the Chairman, by the Company’s statutory auditor or by at least two directors to deal with any urgent matter. Directors and alternate directors are appointed and removed every two years by vote of the shareholders at our General Shareholders’ Meeting. Directors are elected for a two-year period beginning on the date of their election and may be reelected indefinitely. All directors are elected at the same time and for equal terms.

The following table sets forth the members of the Board of Directors of the Company, as of December 31, 2002.

Directors	Age	Position	First elected
Salvador F. Cortés Gómez	45	Chief Operations Officer of Telcel	2000
Hilda María Pardo	46	Legal and Human Resources Vice President and Corporate Secretary	1996
Adrián Efrén Hernández	41	President & CEO	2002
Luis Esteban Echavarría	55	Legal representative of Ancel	1992
Gerardo Muñoz Lozano	38	CFO & Finance Vice President	2001

The following were the Alternate Directors of the Company as of December 31, 2002: Lucio Muñoz, Isaac Alfonso Devis, Mauricio Leyva Arboleda, Fernando González Apango, Luis Felipe Cajiao, José Antonio Lloreda Londoño, Santiago Gutiérrez Borda, Gustavo Tamayo Arango and the President of Emcali, ex officio.

To our knowledge, none of our directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

Executive Officers

The Board of Directors elects the Chairman, Corporate Secretary and the Technical and Operations Vice Presidents for a two-year period beginning on the date of their election. These executives may be reelected indefinitely and may be removed at any time by the Board of Directors.

At December 31, 2002, the executive officers and key personnel of the Company were as follows:

Name	Age	Position	Appointed
Adrián Efrén Hernández	41	President & CEO	2002
Lucio Muñoz	61	Technical Vice President	1993
Gerardo Muñoz Lozano	38	Finance & CFO Vice President	2001
Hilda María Pardo	46	Legal and Human Resources Vice President and Corporate Secretary	1996
Mauricio Leyva	33	Commercial Vice President	1998
Carlos A. Giraldo	48	Controller	2002

Brief biographies of directors, executive officers and key personnel of the Company

Salvador F. Cortés Gómez, Director. Degree in Industrial Engineering (Electronics Option) from Regional Technological Institute of Chihuahua, Specialization in International Commerce from the Universidad Autónoma de Chihuahua and Masters degree in Business Administration from the Sul Ross State University of Alpine, Texas, U.S.A. Between 1985 and 1991, he was General Manager at Distribuidora de Productos Diamante, S.A. de C.V., General Manager at Confecciones del Norte, S.A. de C.V., and Commercial Director of the National Marketing Division at Grupo Diamante, S.A. de C.V. From 1991 to 1997, he held a variety of executive positions at Telcel (the trade name under which Radiomóvil Dipsa, S.A. de C. V. operates), including Mexican North Region Sub-Director, Mexican North Region Director, Strategic Planning and Markets Development Director and Commercial Director. He is currently Regional Units Director for Telcel.

Luis Esteban Echavarría, Director. B.A. in Economics from Universidad de Antioquia and MBA from Boston University. From 1968 to 1970 he was a researcher at Universidad de Antioquia. From 1971 to 1978 he was Commercial Manager of Gilseguros, an insurance brokerage firm. From 1978 to 1981 he has occupied his current position as General Manager of Gilseguros. Mr. Echavarría also serves on the boards of Cadenalco, Proban, Ancel, Bedout Editores, Tierras y Ganados, Agroindustrias Colombianas and Grulla.

Adrián Hernández, President and Chief Executive Officer. Degree in Public Accounting from the Universidad Autónoma de Chihuahua. Mr. Hernández started his career in the mobile telecommunications sector in August 1991, when he was appointed Administrative and Financial Manager of Telcel for Regions 1-3. From March 1994 to March 1996, he was Operations Manager for Region 3 of Telcel. From April 1996 to January 1999 he was Corporate Manager in the Area of Cellular Fraud Control. From January 1999 to February 2000, he was PCS Digital Director at Telecomunicaciones de Guatemala, S.A. (“Telgua”) in Guatemala. Telgua is a subsidiary of América Móvil. From February 2000 to August 2001 he was Under-Director of Commercial Operations for Regions 1-3 of Telcel. He joined Comcel in September 2001 in the position of Advisor to the President. In December 2001, he was appointed President of Comcel and Occel.

Lucio Muñoz, Technical Vice President. Degrees in Electrical Engineering from the Universidad del Cauca and M.S. in Systems Engineering from the Universidad Nacional de Colombia. From 1968 to 1990, he served as Planning Engineer, Director of the Transmission Planning Division and Vice President of the Planning Department of ETB. During the same period, he worked as a consultant to the International Telecommunications Union (ITU) in Honduras and Peru, and for the Asociación Andina de Telecomunicaciones (ASETA) in Ecuador. From 1990 to 1992, he worked as an independent consultant to various public and private entities, including the International Telecommunications Union, the University of the Andes and Comcel.

Gerardo Muñoz Lozano, Finance Vice President. Actuary from Anahuac University of Mexico. Degree in Operations Direction from the University of ITAM, Mexico. Mr. Muñoz worked for the Condumex Group from 1988 to 1995, where his final appointment was Corporate Finance Manager. From 1995 to 1999 he worked for Telmex in Mexico as Investor Relations Manager. From 1999 to 2000 he was the International Finance Manager for Telmex. From 2000 to 2001 he worked for Conecel as Administrative and Finance Director. He joined Comcel in September 2001 and has been appointed Finance Vice President and CFO of Comcel and Occel.

Hilda María Pardo, Legal and Human Resources Vice President and Corporate Secretary. Degree in Law and Jurisprudence from the Colegio Mayor de Nuestra Señora del Rosario. Specialized in International Law at Colegio Nuestra Señora del Rosario and participated in the Management Program at Los Andes University. From 1982 to 1989, she was Secretary General of ETB. From 1989 to 1990, she was the Manager at Serconsulta Ltda., a consulting and advisory company. From 1990 to 1991, she worked as Director of Civil Service, an entity in charge of the management of labor affairs for public employees. From 1991 to 1992, she was the Treasurer of the City of Bogotá. From 1993 to 1994, she was the Cellular Project Manager at National Cellular Services S.A. From 1995 to 1996, she worked as the Manager at Serconsulta Ltda. In 1996, she was the General Coordinator at the TRC.

Mauricio Leyva, Commercial Vice President. Degree in Business Administration from the Universidad de Los Andes, and a Masters in International Management from the University of ESEC in France. From December 1989 to January 1990, he was Central Control Room Assistant at Exxon International in Colombia. From February to July 1990, he was Reassurance Assistant at Chubb International in Bogotá. From January 1993 to April 1994, he was a Consultant at Dresdner Bank AG in Germany. From April to July 1994, he was a Consultant at ATKEARNEY (McKinsey) DEUTSCHLAND in Germany. He joined Comcel in August 1994 where he has served as Cellular Telephone Manager, Bogotá Distribution Manager, Marketing Director, Marketing Vice President and Commercial Vice President.

Carlos Augusto Giraldo, Controller. Accountant from the Universidad Jorge Tadeo Lozano. He has worked for auditing firms such as Pricewaterhousecoopers (from 1976 to 1980) and Ernst & Young (during 1989). From 1992 to 1994 he was Vice-president Controller of Caja Agraria (a Colombian financial institution). From 1995 to 1999, he was Finance and General Manager of Intertec Testing Services a British Company. During 2001 he was International Auditor and Director of Children International. Mr. Giraldo joined Comcel in March 2002.

Compensation

The aggregate compensation paid to Comcel’s and Occel’s senior management in 2002 was approximately Ps.1.9 billion. This includes amounts paid pursuant to a bonus plan for senior management under which bonuses of 20% of annual base salary are awarded based upon the fulfillment of certain corporate and personal objectives. We did not pay any compensation to our board of directors in 2002.

Statutory Auditor

The Company, as required by the Colombian Code of Commerce (Código de Comercio), has a statutory auditor. The statutory auditor is elected for a two-year term at our General Shareholders’ Meeting. The statutory auditor may be reelected indefinitely. Pursuant to the Code of Commerce, the statutory auditor has the power to review the Company’s financial statements, its tax filings and all other related documents in order to attest to their conformity with accounting records. The statutory auditor also verifies the Company’s compliance with internal and external regulations. The statutory auditor, which has no power over the Company’s operations, is authorized to investigate and correct any irregularities, including by convening an extraordinary session of the Board of Directors or holding a General Shareholders’ Meeting. Until March 31, 2002 our statutory auditors were Deloitte & Touche. Since April 1, 2002, our statutory auditors are Ernst & Young.

Employees

As of December 31, 2002, Occel had on its payroll 299 full-time employees and 33 temporary full-time employees. None of Occel’s employees are unionized. Management considers its current relations with our workforce to be good.

ITEM 7:     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The Company’s common stock is composed of two classes of shares: class A common stock, par value one Peso per share (the “Class A Common Stock”), and class B common stock, par value one Peso per share (the “Class B Common Stock”). Class A Common Stock is held by public-sector shareholders and Class B Common Stock is held by private-sector shareholders. Both classes of shares possess equal voting rights, rights to receive dividends, rights to redemption of capital contributions, rights over the residual proceeds upon liquidation of the Company and preferential or preemptive subscription rights.

Additionally, the Company has outstanding 762,980 bond warrants (the “Bond Warrants”) exercisable until March 15, 2004. Each Bond Warrant entitles its holder to purchase 5.709 shares of Class B Common Stock, par value Ps1.00 per share, at an exercise price of U.S.$1.00 for each 1,000 shares, or 0.22836 American Depositary Shares, each representing 25 shares of Class B Common Stock. If exercised, the Bond Warrants will entitle the holders thereof to purchase in the aggregate 4,355,852 shares of Class B Common Stock.

The following table sets forth information with regard to shareholders who own more than 5% of any class of Common Stock as of April 30, 2003, after giving effect to the exercise of the outstanding Bond Warrants:

Title of Class	Shareholder	Shares of Common Stock Owned	Percentage of Class	Percent of Total Common Stock(1)
Class B	América Móvil	382,532,350	62.40%	60.83%
Class B	Comcel	230,475,020	37.60%	36.65%
Class A	Emcali	8,210,724	71.78%	1.31%
Class A	ERT(2)	3,228,549	28.22%	0.51%
Total	—	624,446,643	—	99.30%

(1)	The remaining 0.7% represents shares held by minority shareholders and shares of Class B Common Stock issuable upon exercise of the Bond Warrants.
(2)	Empresa Regional de Telecomunicaciones Valle del Cauca S.A. E.S.P.

Related Party Transactions

We have and will likely continue to have a variety of contractual relationships, such as financing support, with América Móvil and its affiliates. See “Liquidity and Capital Resources” under Item 5.

In October 1998, Occel entered into a management agreement with Comcel, pursuant to which the business of Occel is managed by Comcel. For these services, Occel is charged a monthly fee equal to a percentage of gross revenues. Billing, marketing, network planning, equipment purchasing, corporate finance, budgeting, cash management, human resources, employee benefits, legal functions and security are all managed by Comcel in Bogotá for both Comcel and Occel. All of Occel’s operations function under the Comcel brand name, and Occel’s distribution points in the Western Region display the Comcel logo and offer identical products, plans and services as Comcel’s Eastern Region points.

In March 2002, Comcel and Occel entered into a management agreement with their affiliate Telecomunicaciones de Guatemala, S.A. (“Telgua”) pursuant to which Comcel and Occel provide technical, operational and administrative assistance to Telgua.

ITEM 8:     FINANCIAL INFORMATION

See Pages F-1 to F-51.

Dividends

We did not pay or declare any dividends during 2002 or 2001.

ITEM 10:     ADDITIONAL INFORMATION

By-laws

Incorporated by reference to Occel’s registration statement on Form F-3 filed with the SEC on March 28, 1998.

Certain Contracts

Occel has entered into a concession agreement with the Colombian Ministry of Communications. See “Item 4: Business Description—Regulation”.

Exchange Controls

The current legal and regulatory framework for foreign exchange in Colombia is governed principally by Law 9 of 1991 and Resolution 21 of 1993 promulgated by the Board of Directors of the Central Bank. This framework liberalized the restrictive foreign exchange regime formerly in effect in Colombia.

Resolution 21 establishes two distinct foreign exchange markets: (i) the formal foreign exchange market, which is conducted through authorized financial intermediaries (each, an “Authorized Intermediary”) and is subject to procedures established by Resolution 21, as amended, requiring certain specified transactions to be carried out through such market, and (ii) the free market, which is available for all transactions not required to be conducted on the foreign exchange market, including the exchange of foreign currency relating to professional services, donations and sales of goods and services to tourists.

Transactions conducted through the foreign exchange market are conducted at market rates freely negotiated by persons with Authorized Intermediaries. To carry out an exchange transaction, an exchange declaration (declaración de cambio) must be prepared and filed with an Authorized Intermediary. Conversion from Pesos to Dollars for payments of principal and interest on the Company’s 14 1/8% Senior Deferred Coupon Bonds due 2005 are required to be made on the foreign exchange market through an Authorized Intermediary.

Indebtedness incurred in a foreign currency is required to be registered with the Central Bank, making reference to the relevant agreement and its terms.

Documents on Display

We file reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. As a foreign private issuer, we were not required to make filings with the SEC by electronic means prior to November 4, 2002, although we were permitted to do so. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

ITEM 11:     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company operates in Colombia, an emerging market country. The Company is exposed to market risk, which is the potential risk of loss in fair values, cash flows or earnings due to changes in interest rates and foreign currency rates (primarily the Peso/Dollar exchange rate), as a result of its holdings of financial instrument positions. The Company’s financial instruments include short-term and long-term debt securities. The Company does not maintain a trading portfolio. In 2002, the rate of inflation was down to 6.99%, as compared with 7.65% in 2001.

Until September 25, 1999, the Colombian Central Bank utilized a floating exchange rate system whereby the Peso was allowed to float freely within a defined range relative to the Dollar. The Central Bank intervened by selling or buying Dollars, among other practices, in order to maintain the Peso/Dollar exchange rate within this range, while the Peso was allowed to depreciate over time to meet annual devaluation targets. Since September 25, 1999, the exchange rate band has been eliminated, allowing the Peso to float freely according to the supply and demand of the foreign currency. The Peso devaluation during 2002 was 25.0%, as compared to a Peso devaluation of 2.8% during 2001.

Market Risk Measurement

The Company measures its market risk related to its holdings of financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in earnings based on a hypothetical change (increase and decrease) in interest rates and a decline in the Peso/Dollar exchange rate. The Company used market rates as of December 31, 2002 on its financial instruments to perform the sensitivity analysis. The Company believes that these potential changes in market rates are reasonably possible in the near term (one year or less). Based upon the Company’s analysis of the impact of a 100 basis point change in interest rates, the Company has determined that such changes would not have a material effect on the Company’s earnings. The sections below describe the exposure to interest rates and currency rates including the impact of changes in these rates on the Company’s earnings.

Interest Rate Exposure

The Company’s primary interest rate exposure relates to its short-term debt. The Company utilizes floating rate debt. The floating rate debt is exposed to changes in domestic interest rates. An immediate 100 basis point change in the interest rates would cause the Company’s earnings over a one-year time horizon to decrease by U.S.$0.8 million before taxes.

Currency Rate Exposure

The Company does not have any foreign currency exposure as all of its business is conducted in Colombian pesos.

ITEM 15:     CONTROLS AND PROCEDURES

Within the 90 days prior to the date of this annual report, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon and as of the date of that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported as and when required. There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of such evaluation.

PART III

ITEM 18:     FINANCIAL STATEMENTS

See pages F-1 through F-51.

ITEM 19:     EXHIBITS

Documents filed as exhibits to this annual report:

12.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

12.2	Consent of Ernst & Young Audit Ltda.

12.3	Consent of Deloitte & Touche.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Occidente y Caribe Celular S.A.

We have audited the accompanying balance sheet of Occidente y Caribe Celular S.A. as of December 31, 2002, and the related statements of income, changes in shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Colombia and in the Unites States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Occidente y Caribe Celular S.A. as of December 31, 2002, the results of its operations, the changes in its shareholders’ equity and its cash flows for the year then ended in accordance with accounting principles generally accepted in Colombia, which differ in certain significant respects from those followed in the United States of America (See note 23).

/s/    ERNST & YOUNG AUDIT LTDA

ERNST & YOUNG AUDIT LTDA

February 27, 2003

Bogotá, Colombia

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Shareholders

Occidente y Caribe Celular S.A.

We have audited the accompanying balance sheets of Occidente y Caribe Celular S.A., as of December 31, 2000 and 2001, and the related statements of operations, changes in shareholders’ equity, and cash flows for the years ended December 31, 2000 and 2001 (all expressed in constant Colombian pesos of December 31, 2001 purchasing power). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Colombia and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Occidente y Caribe Celular S.A. as of December 31, 2000 and 2001, and the results of its operations, changes in shareholders’ equity, and cash flows for the years ended December 31, 2000 and 2001 in conformity with accounting principles generally accepted in Colombia.

Accounting principles generally accepted in Colombia vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of shareholder’s equity at December 31, 2000 and 2001, and the determination of net loss for the years then ended to the extent summarized in Note 23.

Our audit also included the translation of Colombian pesos into U.S. dollar amounts and, in our opinion, such translations have been made in conformity with the basis stated in Note 1. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers.

/s/    DELOITTE & TOUCHE LTDA.

DELOITTE & TOUCHE

Bogotá, Colombia

March 31, 2002, except for the restatement to constant pesos as of December 31, 2002, as to which the date is June 27, 2003.

OCCIDENTE Y CARIBE CELULAR S.A.

BALANCE SHEETS

	2001	2002	2002
	Millions of Colombian pesos of December 31, 2002 purchasing power (Note 1)		Thousands of U.S. dollars (convenience translation) (Note 1)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2)	Ps 6,229	Ps10,028	US$	3,500
Accounts receivable, net (Note 3)	70,745	97,064		33,882
Inventories, net (Note 4)	16,728	26,141		9,125
Prepaid expenses	826	1,194		417

Total current assets	94,528	134,427		46,924
LONG-TERM ACCOUNTS RECEIVABLE	210	1,867		652
PROPERTY, PLANT AND EQUIPMENT, NET (Note 5)	207,025	245,874		85,826
INTANGIBLE ASSETS, NET (Note 6)	344,344	316,232		110,386
DEFERRED CHARGES, NET (Note 7)	68,632	57,175		19,958
OTHER ASSETS	260	665		232
VALUATION OF ASSETS (Note 8)	106,660	99,624		34,775

TOTAL ASSETS	Ps821,659	Ps855,864	US$	298,753

MEMORANDUM ACCOUNTS (Note 16)	Ps552,507	Ps867,534	US$	302,826

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Notes payable to banks (Note 9)	Ps 52,721	Ps238,503	US$	83,253
Long-term debt due within one year (Note 10)	65,157	—		—
Accounts payable (Note 12)	81,068	29,862		10,424
Income tax and other taxes (Note 13)	5,190	7,748		2,705
Payroll and vacation pay	679	729		254
Accrued expenses (Note 14)	64,304	100,586		35,111
Other liabilities	16,477	18,538		6,471

Total current liabilities	285,596	395,966		138,218
LONG-TERM DEBT (Note 10)	499,097	—		—
OTHER LONG-TERM LIABILITIES (Note 11)	51,960	—		—

Total liabilities	836,653	395,966		138,218
SHAREHOLDERS’ EQUITY (Note 15)
Common stock	112	625		218
Additional paid-in capital	147,836	626,225		218,594
Reserves	343	343		120
Revaluation of shareholders’ equity	85,521	95,000		33,161
Retained earnings (deficit)	(355,466)	(361,920)		(126,334)
Valuation surplus	106,660	99,625		34,776

TOTAL SHAREHOLDERS’ EQUITY	(14,994)	459,898		160,535

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	Ps821,659	Ps855,864	US$	298,753

MEMORANDUM ACCOUNTS (Note 16)	Ps552,507	Ps867,534	US$	302,826

See notes to the financial statements

OCCIDENTE Y CARIBE CELULAR S.A.

STATEMENTS OF OPERATIONS

	Year ended December 31,
	2000	2001	2002	2002
	Millions of Colombian pesos, except per share amounts, as of December 31, 2002 purchasing power (Note 1)			Thousands of U.S. dollars (convenience translation) (Note 1)
REVENUES:
Service Revenues	Ps 177,497	Ps 203,476	Ps334,157	US$116,643
Equipment Sales	13,165	33,328	27,150	9,477

Total Revenues	190,662	236,804	361,307	126,120

COSTS OF REVENUES:
Cost of telecommunications services	53,502	45,463	59.004	20,596
Amortization of concession	4,437	7,648	27,375	9,556
Cost of equipment sold	20,511	93,174	90,192	31,483

Total Cost of Revenues	78,450	146,285	176,571	61,635

GROSS PROFIT	112,212	90,519	184,736	64,485

OPERATING EXPENSES:
Administrative	44,331	49,811	74,662	26,062
Selling	23,534	43,290	53,629	18,720
Technology	8,604	4,449	5,333	1,862
Depreciation—(Includes Ps.19,759, Ps.21,410 and Ps.28,916 for the years ended December 31, 2000, 2001 and 2002, respectively not included in costs of sales)	22,151	22,903	30,255	10,561

Total Operating Expenses	98,620	120,453	163,879	57,205

OPERATING INCOME (LOSS)	13,592	(29,934)	20,857	7,280

OTHER INCOME (EXPENSES):
Interest, net	(87,809)	(93,375)	(33,015)	(11,524)
Financing expenses, net	(2,111)	(3,686)	(20,422)	(7,129)
Foreign exchange loss, net	(22,393)	(30,053)	4,351	1,519
Other (Note 18)	(6,277)	(3,493)	(12,710)	(4,437)

Total Other Expenses	(118,590)	(130,607)	(61,796)	(21,571)

NET MONETARY CORRECTION (Note 17)	48,469	45,927	20,896	7,294

LOSS BEFORE INCOME TAX	(56,529)	(114,614)	(20,043)	(6,997)

NET LOSS FOR THE PERIOD	Ps (56,529)	Ps (114,614)	Ps (20,043)	US$ (6,997)

NET LOSS PER SHARE	Ps (594.42)	Ps(1,062.22)	Ps (32.10)

WEIGHTED AVG. NUMBER OF SHARES OUTSTANDING (in millions)	95.1	107.9	624.4

See notes to financial statements.

OCCIDENTE Y CARIBE CELULAR S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Million of Colombian pesos of

December 31, 2002

purchasing power

(Note 1)

	Common stock	Additional paid-in capital	Reserves	Revaluation of shareholders’ equity	Retained earnings (deficit)	Valuation surplus	Total shareholders’ equity
Balance, at December 31, 1999	Ps 9,053	Ps 54,116	Ps343	Ps118,530	Ps(240,533)	Ps 74,966	Ps 16,476
Issue of shares	551	54,970	—	—	—	—	55,521
Decrease nominal value of common stock	(9,501)	—	—	—	9,501	—	—
Effects of constant peso restatement	—	—	—	(14,457)	24,463	—	10,006
Decrease of valuation	—	—	—	—	—	34,281	34,281
Net loss	—	—	—	—	(56,529)	—	(56,529)

Balance, at December 31, 2000	103	109,086	343	104,073	(263,098)	109,247	59,755
Issue of shares	9	38,750	—	—	—	—	38,759
Effects of constant peso restatement	—	—	—	(18,552)	22,246	—	3,694
Decrease of valuation	—	—	—	—	—	(2,587)	(2,587)
Net loss	—	—	—	—	(114,614)	—	(114,614)

Balance, at December 31, 2001	112	Ps147,836	343	85,521	(355,466)	106,660	(14,994)
Issue of shares	513	478,389	—	—	—	—	478,902
Effects of constant peso restatement	—	—	—	9,479	13,589	—	23,068
Decrease of valuation	—	—	—	—	—	(7,035)	(7,035)
Net loss	—	—	—	—	(20,043)	—	(20,043)

Balance, at December 31, 2002	Ps 625	Ps626,225	Ps343	Ps 95,000	Ps(361,920)	Ps 99,625	Ps459,898

See notes to financial statements.

OCCIDENTE Y CARIBE CELULAR S.A.

STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2000	2001	2002	2002
	Millions of Colombian pesos of December 31, 2002 purchasing power (Note 1)			Thousands of U.S. dollars (convenience translation) (Note 1)
OPERATING ACTIVITIES:
Net Loss	Ps (56,529)	Ps(114,614)	Ps (20,043)	US$	(6,997)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	22,151	22,903	30,255		10,561
Amortization of concession	4,437	7,648	27,375		9,556
Amortization of deferred charges	24,963	85,935	65,682		22,927
Amortization of equipment on consignment	1,933	591	(106)		(37)
Net monetary correction	(48,469)	(45,927)	(20,896)		(7,294)
Unrealized foreign exchange loss	6,392	4,797	(52,273)		(18,247)
Adjustments of fixed assets	2,730	525	6,809		2,377
Accrued interest senior discount notes	56,814	12,678	—		—
Changes in operating assets and liabilities:
Accounts receivable, net	(4,197)	7,118	(30,960)		(10,807)
Inventories, net	(8,535)	(2,075)	(10,510)		(3,669)
Prepaid expenses and other assets	(1,037)	(626)	(744)		(260)
Accounts payable	586	55,724	(45,945)		(16,038)
Income tax and other taxes	(661)	383	2,899		1,012
Payroll and vacation pay	(104)	71	95		33
Accrued expenses	14,307	29,713	40,500		14,138
Other liabilities	(1,365)	11,798	3,142		1,097

Net cash provided by (used in) operating activities	13,416	76,642	(4,720)		(1,648)

FINANCING ACTIVITIES:
Increase (decrease) in short-term debt net of repayments	25,055	(14,500)	189,239		66,057
Payment of long-term debt	(137,948)	(65,599)	(531,075)		(185,380)
Issuance of long-term debt	103,801	—	—		—
Issuance of common stock	64,039	41,479	478,902		167,168
Advances for future subscriptions	—	51,960	(48,552)		(16,948)

Net cash provided by financing activities	54,947	13,340	88,514		30,897

INVESTING ACTIVITIES:
Increase (decrease) in time deposit and other investment	12,215	(224)	(6)		(2)
Acquisition of property, plant and equipment	(49,917)	(45,123)	(75,786)		(26,454)
Increase in advances to contractors	332	59	(1,672)		(584)
Addition to deferred charges	(21,511)	(48,476)	(2,121)		(740)

Net cash used in investing activities	(58,881)	(93,764)	(79,585)		(27,780)

Effect of constant peso restatement	—	(778)	(410)		(143)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,482	(4,560)	3,799		1,326
CASH AND CASH EQUIVALENTS:
At the beginning of the period	1,307	10,789	6,229		2,174

At the end of the period	Ps 10,789	Ps 6,229	Ps 10,028	US$	3,500

See notes to financial statements.

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002
purchasing power and thousands of U.S. dollars)

1.    OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations—Occidente y Caribe Celular S.A. (“Occel” or the “Company”) is a domestic mixed economy company (owned by public and private sector shareholders) established under public indenture deed No. 378 dated February 14, 1992 of the only Notary in Soledad (Atlantic Department) as a subsidiary of Bolivar Ltd. The Company is incorporated for a period ending on December 31, 2092.

The Company provides mobile cellular telephone and other related telecommunication services in the Western Region of Colombia, pursuant to a concession awarded by the Ministry of Communications (the “Concession”) which was subsequently extended for an additional ten years until March 2014. The Company commenced operations on September 1, 1994 and as of December 31, 2001 and 2002 had subscribers aggregating 717,263 and 1,067,363, respectively.

On March 31, 1998, Bell Canada International Inc. (BCI) via its subsidiary Bolivar Limited, bought 56,610,702 of Occel’s shares, corresponding to 68.4% of its total common shares outstanding. This resulted in a change in control of the Company. On December 23, 1998, Comunicación Celular S.A. (Comcel), a subsidiary of BCI, acquired all of BCI’s interest in Bolivar Limited.

Comcel was organized in 1992 as a mixed economy by a group of shareholders, including Bell Canada International, Inc. (“BCI”), Empresa de Telecomunicaciones de Santafé de Bogotá (“ETB”), Empresa Nacional de Telecomunicaciones (“Telecom”) and other local telephone companies in the Eastern Region, in order to bid for the Comcel Concession. In 2000, BCI conveyed its interest to Telecom Américas Ltd and on February 8, 2002, América Móvil, S.A. de C.V. acquired Telecom Américas’ interests in Comcel and Occel.

Convenience translation—For the convenience of the reader, the financial statements of the Company contain translations of certain Colombian peso amounts into U.S. dollars, as a matter of mathematical computation only, at the December 31, 2002 exchange rate of 2,864.79 Colombian pesos per U.S. dollars, the rate reported by the Central Bank. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar at this or any other rate.

Significant accounting policies—The accounting records are maintained in accordance with Colombian generally accepted accounting principles (“Colombian GAAP”), the most significant of which are summarized below:

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002
purchasing power and thousands of U.S. dollars)

Inflation accounting—Financial statements are adjusted for the effects of inflation on the basis of changes in the Colombian PAAG index (middle-income Consumer Price Index with a one-month lag as established by the National Administrative Statistics Department). During 1998 this index was applied to non-monetary assets, shareholders’ equity and revenue and expense accounts. For subsequent years, a law eliminated the inflation adjustment for inventories and revenue and expense accounts for book and tax purposes. Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in millions of constant Colombian pesos as of December 31, 2002. The December 31, 2002 restatement factors applied to the financial statements at December 31, 2001 and 2000 were 1.0765% and 1.0877%, which represent the rates of inflation from December 31, 2001 and December 31, 2000 up to December 31, 2002, respectively, based on the Colombian Consumer Price Index (IPC) the National Administrative Statistics Department. For the statement of shareholders’ equity, the restatement of prior years for the effect of the inflation is shown as a separate line item.

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002
purchasing power and thousands of U.S. dollars)

1.     OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The resulting net gain or loss from exposure to inflation is reflected as “Net Monetary Correction” in the statements of operations. Accordingly, the “Net Monetary Correction” reflected in the statements of operations of the Company is the result of netting or offsetting the following items:

•	A credit for inflation affecting non—monetary assets;

•	A charge for inflation affecting shareholders’ equity.

Unless expressly stated otherwise, the financial information included in the accompanying financial statements and notes thereto for all periods presented has been restated into constant Colombian pesos as of December 31, 2002 in order to express all financial information in purchasing power as of that date. The rate of inflation and the constant peso factor as measured by the PAAG index applied to the Company’s nominal financial statement data for each period is as follows:

	Rate of inflation for the period	PAAG constant Peso factor
Year ended December 31, 2000	8.78	1.1534
Year ended December 31, 2001	7.77	1.0702
Year ended December 31, 2002	7.02	1.0000

Presentation base—The attached financial statements have been prepared from the accounting records, maintained under the norm of historical cost, modified according to legal regulations to recognize the inflation effect on nonmonetary accounts from the balance sheet including shareholders’ equity.

Materiality Criterion—An economic fact is material when, due to its nature or quantity, its knowledge or ignorance, considering the circumstances that surround it, can significantly alter the economic decisions of the information users. Therefore, when preparing the financial statements, the disaggregation of accounts was performed according to established legal regulations, and by default, those that represent 5% or more of total asset, current assets, total liabilities, current liabilities, working capital, shareholders’ equity and revenues. Lower values are described when it is considered that they can contribute to a better interpretation of the financial information.

Cash and cash equivalents—Cash and cash equivalents include short-term investments recorded at cost, which approximates market value, and have maturities of three months or less at the time of purchase.

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002
purchasing power and thousands of U.S. dollars)

1.    OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable—The Company records an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company’s estimate is based on historical collection experience and a review of the current status of trade accounts receivable. The Company’s estimate of the allowance for doubtful accounts may be susceptible to change in the near term.

Prepaid expenses—Prepaid expenses include advanced payments for insurance and technical services contracts that are amortized according to the terms of the insurance policy or the contract.

Inventories—Inventories, which include cellular telephones and accessories, are carried at the lower of weighted average cost or market. Cost of goods in transit includes the specific invoice cost plus all related expenses.

Property, plant and equipment—Property, plant and equipment are recorded at cost, adjusted for inflation, and depreciated using the straight-line method over their estimated useful lives using the following annual depreciation rates; buildings, 5%; cellular network, 10%; data processing equipment, 20%; machinery and equipment, 10%; office equipment, 10%; vehicles, 20%. The expenses of repair and maintenance are charged to results, as soon as they are incurred.

Capital leases—Capital lease agreements entered into prior to December 31, 1995 are treated as operating leases with lease payments charged to expense. Capital lease agreements entered into as of January 1, 1996 are accounted for as acquisitions of property, plant and equipment with a corresponding liability recorded. The asset is adjusted for inflation and depreciated. Lease payments are recorded as interest and payment of the liability.

Credit Risk—Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of accounts receivable from customers and distributors. Concentrations of credit risk with respect to such receivables are limited due to the large number of customers constituting the Company’s customer base. However, the Company’s customers are concentrated in Colombia and the ability of the customers to pay the receivables depends, in part, upon the general condition of the Colombian economy. Generally, the Company does not require collateral or other security to support receivables.

Deferred charges—Deferred charges include registered expenses corresponding to goods and services received, which are amortized in the term of duration of the specific project. Beginning January 2000, foreign exchange gains and losses on the long-term financial obligations are also included. Financial obligations were acquired to finance infrastructure jobs of cellular telephony. Foreign exchange differences will be amortized until year 2014, the end of the Concession, in accordance with Colombian GAAP.

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002
purchasing power and thousands of U.S. dollars)

1.    OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible asset—Intangible assets are comprised of costs adjusted for inflation directly related to the acquisition and renewal of the Concessions. From March 1994, through December 31, 2001, the Company amortized such assets using the reverse-sum-of-the-digits method. Since January 1, 2002, the company changed the intangible asset amortization method, of reverse-sum-of-the-digits that it applied until December 31, 2001, to the straight-line method. This amortization extends until March, 2014. The impact as a result of the method change is an increase in the expense of Ps17,294 for the year 2002.

Foreign currency transaction—Foreign currency transactions and balances denominated in a currency other than Colombian pesos are translated into Colombian pesos at market rates certified by the Central Bank. Foreign currency exchange gains and losses resulting from fluctuations in exchange rates between the date the transactions are first recorded to the date of settlement or valuation at the end of the period are charged to other expense, except for exchange gains and losses related to: a) liabilities incurred for the purchase of equipment and inventory, which are capitalized as part of the cost of such assets, until they are put into use or become available for sale, and b) long-term debts issued to finance the installation of the cellular network, which are capitalized as a component of deferred charges and amortized over the period of the Concession. See additional note under accounting changes below.

Revenue recognition—The Company’s revenues includes: usage charges, monthly rent, incoming interconnection, long-distance charges, proceeds from sales of handsets and accesories and charges for other services.

Revenues are generally recognized at the time services are provided. Those services are either under prepaid plans (calling cards) or under contract (post-payment). In both cases, airtime sales revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments.

Basic monthly rent is billed one month in advance and recognized as revenues in the month the service is provided. Revenues from interconnections, which consists of calls of others carriers that enter the Company’s own cellular network (incoming interconnections), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with other carriers, which are regulated by the respective authorities.

Sales of handsets and accessories, which for the most part are made to authorized distributors, are recorded as revenue upon shipment, provided that there are no outstanding Company obligations and the collection of the resulting receivable is deemed probable by management. The cost of telephone equipment delivered to customers under non-prepaid plans is charged to income at the time the respective agreements are signed.

Revenues from other services are recognized as the services are rendered.

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002
purchasing power and thousands of U.S. dollars)

Royalty expenses—The Company was granted the use of a Concession in consideration of a one-time up-front payment plus quarterly royalty payments to the Ministry of Communications. The royalty payments are accounted for as costs of telecommunications services.

Distribution expenses—Occel pays certain up-front commissions to distributors and also shares certain merchandising and advertising cost with distributors. These amounts are immediately accounted for as expenses. Occel also pays a commission on the sale of prepaid calling cards. This commission is expensed when the card is sold by the distributor.

Advances for Future Capitalizations—This account is comprised of the amounts received in advance from the shareholders to acquire shares once the rules of the placement is approved by the Board of Directors and is recorded initially as a liability. The corresponding amount has been included in “Other long-term Liabilities” (See Note 11).

Labor Obligations—Labor laws require the payment of deferred compensation to certain employees on the date of their retirement from the Company. The amount that each employee receives depends on the date of entrance, the hiring modality and the pay. In addition, in certain cases, annual interest of 12% is recognized on the accumulated amounts in favor of each employee. In case of non-justified retirement, the employee may have the right to receive additional payments that vary in respect of the time of service and wage. Liabilities for these obligations are accounted under presumption of optional retirement.

The Company periodically contributes to severance funds and to Integral social security: health, professional risks and pensions, to the respective private funds or to Colombian Instituto de Seguros Sociales ISS.

Income tax—The Company provides for income tax based on an assumed taxable income (equivalent to the higher of 1.5% of total assets or 6% of shareholders’ equity at the prior year-end). As a result of losses incurred by the Company, the Company has not recorded any deferred tax benefits due to the uncertainty of such amounts being realized.

Concentration of risk—The Company relies on a single vendor for switch and cell site equipment and on four vendors for handsets and other customer equipment. If any of these suppliers fails to provide the Company with services or equipment on a timely and cost effective basis, the Company’s business and results of operations could be adversely affected.

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

1.    OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Net loss per share—Net loss per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during each period presented.

Valuation of assets—Property, plant and equipment adjusted for inflation are appraised at least every three years. The excess of the appraised value over the carrying value of the assets is reported as an asset with a related direct addition to shareholders’ equity. This asset increment is not subject to depreciation because of the periodic appraisal process. If the appraised value is less than the carrying value of the assets, the difference is reported as an expense in the statement of operations.

Accounting estimates—The preparation of financial statements in accordance with Colombian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BLANK SPACE

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

1.    OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimation Changes:

The following are the changes in estimation during 2001:

* Amortization of Handset Subsidy—Historically, the Company amortized deferred handset subsidies on a straight-line basis over twelve months. Effective January 1, 2000, the Company changed its policy whereby handset subsidies are amortized on a straight-line basis over twenty-four months, as the Company believe that using twenty-four month periods more appropriately affected the timing of the recovered benefit to be received from the equipment sold.

Beginning January 1, 2001, the Company began expensing the total cost of handsets, as such items are sold. This change was based on the handset sales increment associated to the prepaid system. The impact of this change was an increase into cost of revenues during 2001 of Ps41,035.

* Income recognition: In December 2001, the Company began recording the Tarjeta Amigo income resulting from sales of prepaid phone cards, based on the airtime effectively consumed or as the card expiration. Previously, income was recognized at the time of sale. The impact of this change was to decrease net income by Ps.13,927.

The following are the changes in estimation during 2002:

* Amortization of Concession—Since January 1, 2002, the company changed the intangible asset amortization method from the reverse-sum-of-the-digits method that applied until December 31, 2001, to the straight-line method. This amortization extends until March, 2014. The impact as a result of the method change is an increase in the expense of Ps17,294 for the year 2002.

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

2.    CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of:

	December 31,
	2001		2002
Cash	Ps	46	Ps	765
Deposit in foreign banks		196		315
Deposit in national banks		5,972		8,948
Other		15		—

Total	Ps	6,229	Ps	10,028

BLANK SPACE

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002
purchasing power and thousands of U.S. dollars)

3.    ACCOUNTS RECEIVABLE

Accounts receivable are comprised of the following:

	December 31,
	2001	2002
Current accounts receivable
Customers	Ps36,712	Ps 35,093
Commercial accounts	15,916	13,433
Related parties (Note 12)	15,435	42,388
Advances	149	(8)
Employees	204	212
Taxes receivable	7,358	11,957
Other	9	3

Sub-total	Ps75,783	Ps103,078
Allowance for doubtful accounts	(5,038)	(6,014)

Accounts receivable, net	Ps70,745	Ps 97,064

A reconciliation of the allowance for doubtful accounts for 2000, 2001 and 2002 is as follows:

	December 31,
	2000	2001	2002
Balance at beginning of year	Ps (2,780)	Ps (2,905)	Ps (5,038)
Provisions during year	(13,071)	(15,749)	(9,892)
Write-offs	19,494	18,712	11,709
Recoveries	(6,551)	(5,096)	(2,793)

Balance at end of year	Ps (2,905)	Ps (5,038)	Ps (6,014)

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002
purchasing power and thousands of U.S. dollars)

4.    INVENTORIES

Inventories consist of the following:

	December 31,
	2001	2002
Handsets	Ps16,169	Ps25,748
Accessories	164	85
Prepaid cards	143	86
Materials and spare parts	166	155
Merchandising	72	54
Tools	14	13

Total	Ps16,728	Ps26,141

5.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,
	2001	2002
Land	Ps 2,745	Ps 2,745
Construction in progress (network)	6,276	17,047
Building and facilities	9,755	9,625
Machinery and equipment	564	2,095
Office equipment	3,570	1,694
Cellular network	284,440	353,858
Vehicles	1,110	1,132
Installation equipment	204	—
Data processing equipment	6,040	1,769
Cellular network in transit	19,456	751

	334,160	390,716
Less accumulated depreciation	(127,135)	(144,842)

Property, plant and equipment, net	Ps 207,025	Ps 245,874

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002
purchasing power and thousands of U.S. dollars)

6.    INTANGIBLE ASSETS

Intangible assets consist of the following:

	December 31,
	2001	2002
Concession	Ps405,084	Ps405,081
Less accumulated amortization	(60,740)	(88,849)

Intangible asset—net	Ps344,344	Ps316,232

The Concession consists of the right to establish and develop a cellular telecommunications business in the Western Region in exchange for a one-time Concession fee and quarterly royalty payments equivalent to 5% of gross revenues to the Colombian Ministry of Communications for the use of the cellular frequencies. The Company was awarded the Concession in a competitive bidding process. The Concession’s original term was for 10 years commencing March 28, 1994. In accordance with an agreement with the Ministry of Communications on January 30, 1997, the Concession term was extended to March 2014 in exchange for an additional fee of US$18,754. In January 1999, the Company acquired a service to carrier license for a value of Ps165 and for a period of 15 years and three months.

The Colombian Ministry of Communications may assign the Concession subject to authorization. At the end of the Concession term, the assigned radio-electric frequencies directly related to the operations of the service revert back to the Colombian Ministry of Communications.

On December 31, 2001, certain debt obligations of the Company were guaranteed by concession rights. On December 31, 2002, by means of payment of the obligations, all the existing guarantees were extinguished.

For the years 2000, 2001 and 2002, the amortization of the Concession was respectively 4,437, 7,648 and 27,375.

BLANK SPACE

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

7.    DEFERRED CHARGES

Deferred charges consist of:

	December 31,
	2001		2002
COST
Financing fees (1)	Ps	13,297	Ps	—
Software (2)		8,120		9,451
Leasehold improvements		2,886		480
Foreign exchange loss (3)		93,623		95,559
Other		4,665		76

Sub-total		122,591		105,566

AMORTIZATION
Financing fees (1)	Ps	(8,694)	Ps	—
Software (2)		(2,148)		(4,305)
Leasehold improvements		(2,869)		(328)
Foreign exchange loss (3)		(35,645)		(43,720)
Other		(4,603)		(38)

Sub-total		(53,959)		(48,391)

Deferred charges, net	Ps	68,632	Ps	57,175

(1)	Costs associated with issuing the Senior Discount Notes and securing the bank facilities (see Note 10) which were totally amortized with occasion of the payment of debt.
(2)	Amortized on a straight-line basis over three years.
(3)	See Note 1.

8.    VALUATION OF ASSETS

Valuation of assets consists of:

	December 31,
	2001		2002
Data processing equipment	Ps	657	Ps	—
Machinery and equipment		—		507
Cellular network		105,888		98,942
Vehicles		115		175

Total	Ps	106,660	Ps	99,624

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

9.    NOTES PAYABLE TO BANKS

Notes payable to banks consist of the following:

	December 31,
	2001	2002
Notes payable to banks denominated in Colombian pesos	Ps26,976	Ps —
Notes payable to banks denominated in U.S. Dollars (2001—US$10,500; 2002 —US$0)	25,745	—
Payable in Colombian pesos (Comcel)	—	238,503

Total	Ps52,721	Ps238,503

Weighted Average Interest Rate	10.40%	9.53%

The notes payable to banks are unsecured, short-term notes under credit lines having effective interest rates ranging from Libor plus 2.5% to Libor plus 4.5% on dollar-denominated loans and from 15.0% to 18.47% on peso denominated loans during the year ended December 31, 2001. On December 31, 2002 these commitments were paid in full.

During the year 2002, Comcel granted a credit that was agreed at DTF interest rate (See Note 11).

BLANK SPACE

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

10.    LONG-TERM DEBT

	December 31,
	2001	2002
Notes payable to banks denominated in Colombian Pesos (1)	Ps58,788	Ps—
Notes payable to banks (2001—US$21,200; 2002—US$0), bearing interest at Libor plus 2.7% and libor plus 3.75% (1)	51,983	—
Senior Discount Notes; bearing interest at 14% (2001—US$184,460; 2002—US$0 (2)	452,299	—
Leasing	1,184	—

Total	Ps564,254	Ps—
Less: current portion	65,157	—

Long term portion	Ps499,097	Ps—

Long-term debt consists of the following:

(1)    Notes payable to banks

Financial obligations with the banks—Included in notes payable to banks at December 31, 2001, is US$13,200 secured by buildings and network equipment. Also included is US$103,361 secured by Occel’s Concession rights. At December 31, 2002, these obligations were paid.

BLANK SPACE

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

10.    LONG-TERM DEBT (Continued)

(2)    Senior Discount Notes

Senior Discount Notes—pursuant to an indenture dated June 1, 1996, the Notes are unsecured. Interest was capitalized each semester up to March 15, 2001. Interest will be paid each semester up to March 15, 2004.

11.    RELATED PARTIES

Related parties are shareholders of the Company and their affiliates. A summary of related party amounts included in current assets and liabilities is as follows:

BLANK SPACE

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

	December 31,
	2001		2002
Receivables:
Empresas Públicas de Medellín	Ps	5,870	Ps	6,827
Empresas Municipales de Cali		4,312		4,460
E.R.T. Valle		123		105
Edatel S.A.		456		455
Comunicación Celular S.A.		—		27,035
ETB		1,491		1,051
Telecom		2,990		2,280
Other operators		193		175

Total receivables	Ps	15,435	Ps	42,388

Payables :
Commercial payables:
Comunicación Celular S.A.		73,414		18,520
Telecom		158		1,119
Others		22		45

Sub-total	Ps	73,594	Ps	19,684
Accrued expenses:
Empresas Municipales de Cali	Ps	877	Ps	820
E.R.T. Valle		49		74
Edatel S.A.		213		575
Comunicación Celular S.A.		21,786		64,683
Empresas Municipales de Medellin		1,050		942
Telecom		4,598		5,696
Empresa de Teléfonos de Bogotá		253		61
Other operators		10		1,257

Sub-total	Ps	28,836	Ps	74,108
Other Payables:
Comunicación Celular S.A.	Ps	—	Ps	5,269
Empresa de Teléfonos de Bogotá		63		3
Telecom		976		103

Sub-total	Ps	1,039	Ps	5,375
Current Liabilities:
Comunicación Celular S.A.	Ps	—	Ps	238,503

Other long-term Liabilities :
Comunicación Celular S.A.(1)	Ps	51,960	Ps	—

Total payables and accrued expenses	Ps	155,430	Ps	337,670

(1)	Advance for future capitalizations.

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

11.    RELATED PARTIES (Continued)

A summary of related party transactions giving rise to these accounts is as follows:

	December 31,
	2000	2001	2002
Administrative services (1)	Ps16,077	Ps22,035	Ps48,521
Purchase and installation of equipment	26	1,049	—
Interconnection income	34,764	43,539	56,880
Comcel’s roaming revenues (2)	21,588	3,512	3,956
Comcel’s roaming cost (2)	13,611	9,159	21,569
WIP y WAP revenues	—	129	2,904
Comcel’s interest expenses	—	—	17,786
Comcel’s credit (3)	—	—	238,503
Comcel’s credit amortization	—	—	(16,540)
Other	231	120	191

(1)	On October 1, 1998 Comcel and Occel signed a management agreement contract, pursuant to which Comcel will manage the business of Occel. For these services, Occel is charged a monthly fee equal to 8% of Occel’s monthly gross revenues.
On December 13, 2002 this agreement was modified. Monthly fee increased to 15.3% between July and December of year 2002, to compensate Comcel’s research investment for GSM technology implementation.
(2)	It corresponds to the cost of revenue from the share use of network.
(3)	During year 2002 Comcel granted a credit to the company, that was agreed at DTF interest rate.

BLANK SPACE

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

12.    ACCOUNTS PAYABLE

Accounts payable consist of the following:

	December 31,
	2001	2002
Suppliers:
Domestic	Ps 777	Ps 2,133
Foreign	520	672
Related parties (Note 11)	—	18,520

Sub-total	Ps 1,297	Ps21,325
Accounts Payable:
Commercial payables	159	86
Related parties (Note 11)	73,594	1,164
Contractors	430	415
Official creditors	2	9
Costs and expenses payable	3,383	4,490
Withholding tax	1,475	1,696
Retained VAT	423	260
Retained industry and commerce tax	20	22
Other Creditors	285	395

Sub-total	Ps79,771	Ps 8,537

Total	Ps81,068	Ps29,862

BLANK SPACE

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002
purchasing power and thousands of U.S. dollars)

13.    INCOME TAX

During 2002 and 2001 the provision for income tax was calculated taking as basis the presumptive income special system (based on prior years’ equity), as minimal tax, due to continued losses. However, given that Occel’s equity was negative in 2001, the Company had zero income tax expense for 2002.

Main reconciling items between the loss before income tax and taxable income (loss) are as follows:

Concept	2000		2001		2002
Loss before income tax	Ps.	(56,529)	Ps.	(114,614)	Ps.	(20,043)
Non deductible expenses and provisions		27,172		36,866		108,350
Difference between accounting and fiscal adjustment by inflation		85		—		—
Others		—		—		(16,248)

Fiscal income (loss)	Ps.	(29,272)	Ps.	(77,748)	Ps.	72,059

Main reconciling items between the equity and tax value of equity are as follows:

Concept	2000		2001		2002
Equity	Ps.	59,755	Ps.	(14,994)	Ps.	459,898
Fiscal liabilities		37,280		56,346		92,542
Valuations		(109,247)		(106,660)		(99,625)

Fiscal liquid equity	Ps.	(12,212)	Ps.	(65,308)	Ps.	452,815

As of December 31, 2002, fiscal losses (of Ps. 531,522) may be amortized over a term of five years.

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

Fiscal losses and the excess of presumptive income adjusted for inflation are as follows:

Ocurrence	Expiration	Fiscal losses	Presumptive Income Excess	Total
1997	2002	Ps. 50,634	Ps. —	Ps. 50,634
1998	2003	84,722	—	84,722
1999	2004	144,826	—	144,826
2000	2005	159,535	—	159,535
2001	2006	91,805	—	91,805

		Ps.531,522	Ps. —	Ps.531,522

Main reconciling items between the monetary correction for tax purposes and monetary correction for book purposes are as follows:

Concept	2000	2001	2002
Accounting monetary correction	Ps.48,469	Ps.45,927	Ps.20,896
Fiscal adjustments of equity	87	(2,885)	(13,802)

Fiscal monetary correction	Ps.48,556	Ps.43,042	Ps. 7,094

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

14.    ACCRUED EXPENSES

Balances at December 31, 2001 and 2002 are incurred for invoices that were not received from suppliers by the closing of the year.

	December 31,
	2001		2002
Interest due—financial obligations	Ps	19,950	Ps	—
Commissions due to distributors		5,061		8,948
Spectrum		2,420		3,812
Advertising		619		616
Services		244		488
Related parties (Note 11)		28,836		74,108
Legal expenses		7		2,037
Industry and commerce		942		3,722
Rent		1,372		1,376
Long distance		104		1,681
Customs expenses		871		1,694
Other		3,878		2,104

Total	Ps	64,304	Ps	100,586

15.    SHAREHOLDERS’ EQUITY

The Company had 624,474,505 issued and outstanding shares of common stock at December 31, 2002, and 111,689,737 at December 31, 2001. On June 30, 1999, the Extraordinary Shareholders’ Assembly of Occel agreed to amend Occel’s By-laws to reduce the nominal or par value of each of its shares from a nominal value of Ps1,000 to Ps100, and increase the total number of its authorized shares from 96,000,000 to 960,000,000. On June 1, 2000 the Extraordinary Shareholders’ Assembly of Occel agreed to amend Occel’s By-laws to reduce the nominal or par value of each of its shares from a nominal value of Ps100 to Ps1, and increase the total number of its authorized shares from 960,000,000 to 96,000,000,000.

The reduction of the nominal value of these shares was taken to ensure that Occel’s shareholders’ equity would not fall below 50% of its subscribed capital while preserving the aggregate nominal value of all authorized shares. Article 457 of the Colombian Code of Commerce and Article 83 of Occel’s By-laws require the Company to maintain shareholders’ equity above 50% of subscribed capital. The increase of the number of shares is to maintain the same level of invested capital.

During 2001, 8,447,785 shares were issued to Comcel at a nominal value of one Peso, plus a premium in shares collocation of Ps38,750.

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

On February 1, 2002 the company issued 52,221,821 shares to Comcel at a nominal value of one Peso, plus a premium in shares collocation of Ps48,499.

On February 26, 2002 the company issued 85,539,914 shares to Comcel at a nominal value of one Peso, plus a premium in shares collocation of Ps80,973.

On March 14, 2002 the company issued 375,023,020 shares to E-Commerce Data Services S.A. de C.V at a nominal value of one Peso, plus a premium in shares collocation of Ps 348,917.

The Senior Discount Notes issued in 1996 include warrants (the “Warrants”) that entitle the holders to purchase approximately 5% of the Company’s common stock outstanding as of May 31, 1996. The Warrants expire on March 15, 2004. Each Warrant entitles the holder to purchase 5,709 shares of class B common stock at an exercise price of US$1 per share.

Reserves—Reserves are as follows:

	Legal		Voluntary		Total
Balance, December 31, 2001	Ps	129	Ps	214	Ps	343

Balance, December 31, 2002	Ps	129	Ps	214	Ps	343

Legal reserve—The Commercial Code requires that the Company appropriate 10% of its net income each year until the reserve reaches an amount equivalent to 50% of subscribed capital. The law prohibits distribution of this reserve while the Company is in existence, but it may be used to absorb losses.

Voluntary Reserve—The Company established a reserve for future acquisition of assets equivalent to Ps.214.

Revaluation of Shareholders’ equity—Shareholders’ equity includes revaluation amounts which result from inflation adjustments which may not be distributed to shareholders until the Company has been liquidated or such value is capitalized, in conformity with Article 36-3 of the Colombian Tax Code. Such amount was Ps95,000 at December 31, 2002.

Valuation surplus—As required by the Colombian Regulation 2649 of 1993. In year 2000, the Company made an appraisal of its property, plant and equipment to determine the value of its assets. The difference between the commercial value of this appraisal and the book values of the assets corresponds to the valuation surplus. For years 2001 and 2002 those valuations were actualized by the inflation index or PAAG.

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

16.    MEMORANDUM ACCOUNTS

Memorandum accounts represent additional disclosures mandated by Colombian GAAP. The memorandum accounts consist of the following:

	December 31,
	2001	2002
Debtor:
Goods and securities pledged as collateral	Ps163,377	Ps 13,879
Accounts on collection	10,379	9,698
Carryforward losses	437,968	531,522
Unused lines of credit	2,831	2,645
Cumulative written off receivables	49,479	54,214
Other	1,068	20,494
Inflation adjustment of assets	330,150	330,336

Total debtor accounts	Ps995,252	Ps962,788
Creditor
Legal procedures	Ps 271	Ps254
Purchase and sales commitment	356,953	—
Inflation adjustment of shareholders’ equity	85,521	95,000

Total creditor accounts	Ps442,745	Ps 95,254

Total	Ps552,507	Ps867,534

BLANK SPACE

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

17.    NET MONETARY CORRECTION

The principal effects of inflation on the affected accounts in the financial statements are as follows:

	December 31,
	2000		2001		2002
Adjustments to balance sheet accounts:
Advances to charges	Ps	109	Ps	6	Ps (13)
Property, plant and equipment, net		14,313		12,976	13,629
Intangible asset, net		28,676		25,256	21,851
Deferred charges, net		2,136		5,095	518
Revaluation of shareholders’ equity		3,235		2,594	(15,089)

Total	Ps	48,469	Ps	45,927	Ps 20,896

BLANK SPACE

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

18.    OTHER INCOME (EXPENSES)

Colombian GAAP provides for a classification of accounts that are not considered charges to current year’s operations, as other items.

The other items consist of the following:

	December 31,
	2000		2001		2002
OTHER INCOME
Total other income	Ps	2,874	Ps	1,896	Ps	2,977

OTHER EXPENSES
Extraordinary entries (1)		5,251		4,313		8,106
Assumed taxes		239		212		50
Other (2)		3,661		864		7,531

Total other expenses	Ps	9,151	Ps	5,389	Ps	15,687
Total other entries	Ps	(6,277)	Ps	(3,493)	Ps	(12,710)

(1)	For the year 2000, the amount represents an adjustment to reconcile the physical inventory of the property, plant and equipment with the book value. It was the first complete physical inventory done in Occel since the beginning of its operations. In 2001 adjustments were made for missing inventory, plant and equipment. In 2002, the amount includes adjustment to property, plant and equipment for Ps6,141 and interconnection reconciliation expenses of previous periods for Ps862.
(2)	In 2002, the amount includes 100% of the Tax for Democratic Security expense for Ps4,003 and adjustment to property cost, plant and equipment for Ps2,193.

BLANK SPACE

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

19.    ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Following are the assets and liabilities denominated in foreign currencies at December 31, 2001 and 2002:

	2001		2002
	US$	Peso Equivalent	US$	Peso Equivalent
Assets	—	262	—	316
Liabilities	(240)	(550,388)	(1)	(2,769)

Net	(240)	(550,126)	(1)	(2,453)

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

20.    CONTINGENCIES AND COMMITMENTS

The Company is involved in litigation from time to time in the ordinary course of its business. In management’s opinion, the litigation in which the Company is currently involved, individually and in the aggregate, and except as set forth below, is not material to the Company’s financial condition, results of operations or cash flows.

1. Value Added Tax

The Colombian tax authorities have demanded that Occel pay additional value-added taxes arising from cellular activation fees in 1995 and 1996. Occel has challenged these claims before the corresponding administrative authorities. The administrative authorities have reviewed several of the bi-monthly tax periods in question and have decided all of them in favor of Occel. The amount claimed by the tax authorities (including fines and interest) relating to the tax periods for which challenges were still pending as of December 31, 2002 totaled approximately Ps2.6 billion. In the opinion of its management, Occel has appropriately filed and paid the value-added tax for all of the periods in question and has made no provisions in its financial statements as of December 31, 2002 against these proceedings.

2. ACC lawsuit against Occel

In August 1998, Occel initiated a lawsuit before civil courts against American Cellular & Communications Corp. -ACC-, WORLD ACCESS COMMUNICATIONS CORP, and AMERICAN CELULAR & COMMUNICATIONS Ltda., for breach of the Letter of Intent executed for the delivery to Occel of a pre-paid telecommunication services platform, specifically in relation to certain payments owed to Occel and other breaches by ACC of such Letter of Intent relating to certain marketing and advertisement commitments. OCCEL claims damages in the amount of Ps2,000,000,000. The defendants presented a counterclaim against OCCEL alleging breach of agreement by OCCEL and claiming damages in the amount of US$6 million.

The process is near the end of the evidence stage. There are two expert opinions pending: i) a judicial opinion relating damages, and ii) a technical opinion concerning the functioning of the pre-paid telecommunications service platform. We expect to have these opinions by the end of August 2003.

3. Voice over IP #124 Service

As a result of the Voice over IP #124 service launched by COMCEL, the Ministry of Communications issued Resolution No. 984, requiring Occel to pay an administrative fine of Ps234 million for alleged anti-competitive behavior. In September 2000, Occel requested the annulment of Resolution 984, on the basis that it violated applicable legislation. In June 2001, Occel requested the accumulation of the annulment proceeding with COMCEL’s annulment proceeding. Currently the proceeding is pending solution of Occel’s accumulation petition.

In addition to this administrative fine, the SIC initiated an investigation of Occel for the provision of the Voice over IP #124 service. The investigation is in the evidentiary stage. The outcome of this investigation is closely linked to the outcome of COMCEL’s investigation for alleged anti-competitive behavior.

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

21.    RESERVED

22.    RESERVED

23.    DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES

The Company’s financial statements are prepared in accordance with Colombian GAAP, which differ in certain significant respects from U.S. GAAP.

The Colombian GAAP financial statements include the effects of inflation, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The following reconciliation to U.S. GAAP does not include the reversal of the inflation adjustments required under Colombian GAAP. The application of inflation accounting represents a comprehensive measure of the effects of price level changes in the Colombian economy and, as such, is considered a more meaningful presentation of the historical cost—based financial reporting for both Colombian and U.S. accounting purposes.

All material differences between Colombian GAAP and U.S. GAAP and the effect on net loss and total shareholders’ equity (deficit) are presented below with an explanation of the adjustments.

BLANK SPACE

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

23.    DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

(a) Reconciliation of net loss:

	Year ended December 31,
	2000		2001		2002
Net loss reported under Colombian GAAP	Ps	(56,529)	Ps	(114,614)	Ps	(20,043)
U.S. GAAP Adjustments for:
(a) Capitalized interest – property, plant and equipment		(56)		(56)		(55)
(b) Amortization of intangible assets		(12,632)		(9,576)		10,745
(c) Handset subsidies		(2,556)		10,946		—
(d) Amortization of leased assets		627		(2,825)		(2,717)
(e) Warrants		(6,262)		(2,098)		(483)
(g) Other deferred charges		303		(20)		271
(h) Deferred foreign exchange losses (gains)		(77,629)		19,651		6,139
(i) Capitalized foreign exchange losses (gains)		(1,281)		(1,494)		2,312
(j) Income tax		36,600		1,895		(80,170)
(k) Prepaid sales		(4,777)		4,777		—
(l) Adjustment of inflation on the differences in GAAP in equity		6,351		8,824		6,728
(m) Reexpression not recorded		(12,871)		(8,806)		(11,880)
(n) Property, plant and equipment push down		—		—		(15,913)

Net loss attributable to common shareholders		(130,712)		(93,396)		(105,066)

Basic and diluted net loss attributable to common shareholders	Ps	(1,374.47)	Ps	(865.58)	Ps	(168.27)

Weighted average number of shares outstanding (in millions)		95.1		107.9		624.4

After giving effect to all the foregoing adjustments, except (e), and (j), operating income under U.S. GAAP totaled Ps.(90,929), Ps.(8,513) and Ps.16,487 in 2000, 2001 and 2002, respectively.

BLANK SPACE

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

23.    DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

(b)    Reconciliation of Shareholders’ Equity (deficit):

	Year ended December 31,
	2000		2001		2002
Shareholder’s equity reported under Colombian GAAP	Ps	59,755	Ps	(14,994)	Ps	459,898
(a) Capitalized interest—property, plant and equipment		779		725		669
(b) Amortization of intangible assets		(122,056)		(131,632)		(120,886)
(c) Handset subsidies		(10,946)		—		—
(d) Amortization of leased assets		12,347		9,520		6,803
(e) Warrants		3,408		1,309		826
(f) Valuation of assets		(109,247)		(106,660)		(99,625)
(g) Other deferred charges		(252)		(272)		—
(h) Deferred foreign exchange losses (gains)		(77,629)		(57,978)		(51,839)
(i) Capitalized foreign exchange losses (gains)		(1,281)		(2,776)		(464)
(j) Income tax		78,274		80,170		—
(k) Prepaid sales		(4,777)		—		—
(n) Property, plant and equipment push down		—		—		196,256
(o) Goodwill push down		—		—		235,427

Common shareholders’ equity (deficit) under U.S. GAAP	Ps	(171,625)	Ps	(222,588)	Ps	627,065

BLANK SPACE

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

23.    DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

(c) U.S. GAAP balance sheet is summarized as follows:

	Year ended December 31,
	2000	2001	2002
Assets reported under Colombian GAAP	Ps856,483	Ps821,659	Ps855,864
U.S. GAAP adjustments for:
(a) Capitalized interest – property, plant and equipment	779	725	669
(b) Amortization of intangible assets	(122,056)	(131,632)	(120,886)
(c) Handset subsidies	(10,946)	—	—
(d) Amortization of leased assets	12,347	9,520	6,803
(e) Warrants	3,408	1,309	826
(f) Valuation of assets	(109,247)	(106,660)	(99,625)
(g) Other deferred charges	(252)	(272)	—
(h) Deferred foreign exchange losses (gains)	(77,629)	(57,978)	(51,839)
(i) Capitalized foreign exchange losses (gains)	(1,281)	(2,776)	(464)
(j) Income tax	78,274	80,170	—
(n) Property, plant and equipment push down	—	—	196,256
(o) Goodwill push down	—	—	235,427

Assets under U.S. GAAP	Ps629,880	Ps614,066	Ps1,023,031

Liabilities reported under Colombian GAAP	Ps796,728	Ps836,653	Ps395,966
U.S. GAAP adjustments for:
(k) Prepaid sales	4,777	—	—

Liabilities under U.S. GAAP	Ps801,505	Ps836,653	Ps395,966

Common shareholders’ equity under U.S. GAAP	(171,625)	(222,588)	627,065

Liabilities, warrants and common shareholders’ equity under U.S. GAAP	Ps629,880	Ps614,066	Ps1,023,031

BLANK SPACE

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

23.    DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

(d) Analysis of Changes in Shareholders Equity (deficit):

	Year ended December 31,
	2000		2001		2002
Balance at beginning of year	Ps	(112,962)	Ps	(171,625)	Ps	(222,588)
Issuance of common stock		64,034		41,478		478,902
(m) Reexpression not recorded		(9,579)		12,373		19,860
(l) Adjustment of inflation on the differences in GAAP in equity		17,594		(11,418)		8,361
Net (loss)		(130,712)		(93,396)		(105,066)
(n) Property, plant and equipment push down		—		—		212,169
(o) Goodwill push down		—		—		235,427

Balance at end of year	Ps	(171,625)	Ps	(222,588)	Ps	627,065

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

23.    DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

(e) Cash flow under US GAAP:

Statement of Financial Accounting Standards No.95 (SFAS No.95), “Statement of Cash Flows,” does not provide guidance with respect to inflation adjusted financial statements. The Company has adopted the guidance issued by the AICPA SEC Regulations Committee’s International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash.

Summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

OCCIDENTE Y CARIBE CELULAR S.A.

STATEMENTS OF CASH FLOWS UNDER US GAAP

Millions of Colombian pesos of December 31, 2002 Purchasing Power

	Year ended December 31,
	2000		2001		2002
Operating Activities:
Net loss	Ps	(130,712)	Ps	(93,396)	Ps(105,066)
Depreciation		22,861		27,278	46,628
Amortization		123,847		73,173	75,796
Deferred taxes		(36,600)		(1,895)	80,170
Monetary effect		(6,353)		(9,603)	(7,138)
Unrealized foreign exchange losses		6,392		4,797	(52,273)
Valuation allowance and adjustments of fixed assets		2,730		525	6,809
Accrued interest on bonds		56,814		12,678	—
Change in operating assets and liabilities		10,033		99,427	(41,040)

Resources provided by operating activities		49,012		112,984	3,886

Financing Activities:
New loans		25,055		(14,500)	189,239
Payment of loans		(137,948)		(65,599)	(531,075)
Issuance of long-term debt		103,801		—	—
Issuance of common stock		64,039		41,479	478,902
Advances for future subscriptions of shares		—		51,960	(48,552)

Resources provided by financing activities		54,947		13,340	88,514

Resources used in investing activities		(46,008)		(93,764)	(79,585)

Effects of inflation accounting		(48,469)		(37,120)	(9,016)

Net (decrease) increase in cash and short term investments		9,482		(4,560)	3,799
Cash and short-term investments at beginning of year		1,307		10,789	6,229

Cash and short-term investments at end of year		10,789		6,229	10,028

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

23.    DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

(f) Comprehensive Income:

OCCIDENTE Y CARIBE CELULAR S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY UNDER U.S. GAAP

Millions of Colombian pesos of

December 31, 2002

Purchasing power

( Note 1)

	Common Stock	Additional Paid-in Capital	Reserves	Revaluation of shareholders’ equity	Retained Earnings (deficit)	Push down effects	Other accumulated comprehensive income (loss)	Comprehensive	Total shareholders’ equity
Balance, at December 31, 1999	Ps9,053	Ps 54,116	Ps343	Ps54,864	Ps(231,338)		Ps —	Ps —	Ps(112,962)
Issue of shares	551	54,970	—	—	—		—	—	55,521
Decrease nominal value of common stock	(9,501)		—	—	—		—	—	(9,501)
Comprehensive income
Net loss	—	—	—		(113,328)		(113,328)	(113,328)	(113,328)
Other comprehensive income :									—
Effects of constant peso restatement	—	—	—	8,645	—		8,645	8,645	8,645
Effects of current year deferred income tax	—	—	—		—		(31,732)	(31,732)	—
Net monetary correction	—	—	—		—		(47,529)	(47,529)	—
Unrealized foreign exchange losses	—	—	—		—		(5,542)	(5,542)	—

Balance, at December 31, 2000	103	109,086	343	63,509	(344,666)		(189,486)	(189,486)	(171,625)
Issue of shares	9	38,750	—	—	—		—	—	38,759
Net loss	—	—	—	—	(87,270)		(87,270)	(87,270)	(87,270)
Other comprehensive income:									—
Effects of constant peso restatement	—	—	—	(2,452)	—		(2,452)	(2,452)	(2,452)
Effects of current year deferred income tax	—	—	—	—	—		(1,771)	(1,771)	—
Net monetary correction	—	—	—	—	—		(51,160)	(51,160)	—
Unrealized foreign exchange losses	—	—	—	—	—		(4,482)	(4,482)	—

Balance, at December 31, 2001	112	147,836	343	61,057	(431,936)		(336,621)	(147,135)	(222,588)
Issue of shares	513	478,389	—	—	—		—	—	478,902
Warrants transaction	—	—							—
Proportional investment	—	—	—	—	—		—	—	—
Surplus	—	—	—	—	—		—	—	—
Property, plant and equipment push down						212,169			212,169
Goodwill push down						235,427			235,427
Net loss	—	—	—	—	(105,066)		(105,066)	(105,066)	(105,066)
Other comprehensive income:									—
Effects of constant peso restatement	—	—	—	28,221	—		28,221	28,221	28,221
Effects of current year deferred income tax	—	—	—	—	—		80,170	80,170	—
Net monetary correction	—	—	—	—	—		(27,624)	(27,624)	—
Unrealized foreign exchange losses	—	—	—	—	—		52,273	52,273	—

Balance, at December 31, 2002	Ps 625	Ps626,225	Ps343	Ps89,278	Ps(537,002)	447,596	Ps(308,647)	Ps27,974	Ps 627,065

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

Explanation of differences and other supplemental U.S. GAAP disclosures:

(a)  Capitalized Interest – Property, plant and equipment

Under Colombian GAAP, interest expense incurred on obligations directly related to the construction of buildings and certain network facilities is capitalized until such buildings and facilities are ready for their intended use. U.S. GAAP Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost,” requires that the amount capitalized be determined by applying the Company’s average interest rate on all indebtedness to the average amount of accumulated expenditures during the construction period (limited to total interest expense incurred and exclusive of foreign exchange losses and monetary correction amounts). Such treatment for purposes of applying U.S. GAAP increases the amount capitalized. Similar to Colombian GAAP, the capitalization period ends when the qualifying asset is ready for its intended use.

(b)  Amortization of Intangible Asset

During 2001, Occel’s Concessions, in accordance with Colombian GAAP, are amortized using the reverse-sum-of-the-years’-digits method. During 2002, the concessions were amortized using the straight-line method. Under U.S. GAAP, amortization is calculated using the straight-line method.

BLANK SPACE

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

23.    DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

(c)  Handset Subsidies

Under Colombian GAAP, the subsidies for handsets delivered to new customers at prices significantly below cost are capitalized and amortized over the period of benefit. Historically, the Company amortized deferred handset subsidies on a straight-line basis over twelve months. Effective January 1, 2000 the Company changed its policy whereby handset subsidies are amortized on a straight-line basis over twenty-four months. Effective January 2001, the Company again changed its policy thereby expensing the total cost of handsets as such items are sold. Under U.S. GAAP, the subsidies are expensed as incurred.

(d)  Leasing

For capital lease contracts entered into prior to 1996, under Colombian GAAP, lease payments were recorded as an expense. The total liability under lease contracts is recorded in memorandum accounts. The asset is recorded only when the purchase option is exercised. For capital lease contracts entered into after January 1, 1996, the Company records the value of the asset and recognizes a liability for the same amount.

Under U.S. GAAP, equipment under capital leases is recorded as an asset; a liability is recorded for the present value of minimum lease payments at the inception of the lease. This equipment is depreciated over the estimated useful life of the asset. Interest expense is recorded over the life of the lease.

(e)  Warrants

The Occel 14% Senior Discount Notes were issued with warrants (the “Occel Warrants”) to purchase shares of Occel’s class B common stock. In accordance with Colombian GAAP, no value has been ascribed to the Occel Warrants. Under U.S. GAAP, the Company assigned a fair value of Ps14,110 (US$9.14 million) to the Occel Warrants at the original date of issuance. As a result, the original issue discount related to the 14% Senior Discount Notes is higher under U.S. GAAP and interest expense is higher under U.S. GAAP. The effective interest rate for the Senior Discount Notes under U.S. GAAP is 14.49%.

(f)  Valuation of assets

In accordance with Colombian GAAP, the excess of property, plant and equipment appraisals over the carrying value of the assets has been reported as an asset and in shareholders’ equity. Under U.S. GAAP, these amounts have been eliminated.

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

23.    DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

(g)  Other Deferred Charges

Other deferred charges, mainly related to certain technical service and research, are amortized over twenty-four months. Under U.S. GAAP, such deferred charges are expensed as incurred.

(h)  Deferred Foreign Exchange Losses (Gains)

Under Colombian GAAP, foreign currency exchange gains and losses related to long-term debt are capitalized and amortized over the period of the concession. In accordance with U.S. GAAP, foreign exchange losses are not capitalized. Consequently, such capitalized amounts and the related amortization under Colombian GAAP have been reversed and the foreign exchange losses are treated as expenses for U.S. GAAP purposes.

(i)  Capitalized Foreign Exchange Losses (Gains)

Under Colombian GAAP, foreign currency exchange gains and losses related to liabilities incurred for the purchase of equipment is capitalized as part of the cost of such assets until they are put into use or are available for sale. In accordance with U.S. GAAP, foreign exchange losses are not subject to capitalization. Consequently, such amounts capitalized and the related amortization under Colombian GAAP have been reversed and treated as an expense for U.S. GAAP purposes in the period incurred.

BLANK SPACE

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

23.    DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

(j)  Income Taxes

As of January 1, 1996, the Company became subject to Colombian corporate income tax. In accordance with U.S. GAAP, the Company follows the provisions of Statement of Financial Accounting Standards No. 109 “Accounting for Income Tax”. The provision (benefit) for income tax includes income taxes currently payable and those deferred because of temporary differences between the financial statements and tax basis of assets and liabilities. For Colombian fiscal purposes, the Company pays presumptive tax, which is based on shareholders’ equity. The Company has significant tax loss carryforwards. However, no deferred income tax asset has been recorded because a full valuation allowance has been provided.

The significant deferred income tax assets and liabilities as of December 31, 2001 and 2002 are as follow:

	Year ended December 31,
	2001		2002
Deferred tax assets:
Operating loss and minimum tax carryforwards	Ps	153,288	Ps	147,892
Capitalized interest-network facilities		(254)		(234)
Capitalized interest-intangible asset		972		162
Commissions and other charges		95		—
Amortization of intangible asset		46,071		42,310
Amortization deferred—foreign exchange		20,292		18,144
Provisions not deductible		16,784		23,446

Total deferred tax assets	Ps	237,248	Ps	231,720

Deferred tax liabilities:
Warrants	Ps	(458)	Ps	(289)
Leasing		(3,333)		(2,381)

Total deferred tax liabilities	Ps	(3,791)	Ps	(2,670)

Valuation allowance		(153,287)		(229,050)

Deferred tax assets, net	Ps	80,170	Ps	—

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

23.     DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

(k)  Prepaid Sales

Beginning December 2001, the Company began recording sales on prepaid phone cards based on the airtime effectively consumed or card expiration, which is consistent with U.S. GAAP. Previously, the Company recorded such revenues at the time the cards were sold.

(l)  Adjustment of inflation on the differences in GAAP

Inflation adjustment on the differences between US GAAP and Colombian GAAP in equity.

(m)  Reexpression not Recorded

It corresponds to the reversion of the reexpression differences between US GAAP and Colombian GAAP involved in the beginning balance of the assets and liabilities which affect the current results and the movement of the equity.

(n, o)  Property, plant and equipment and goodwill push down

At December 31, 2002, Comcel S.A. had 36.91% of Occel S.A. In accordance with US GAAP, the Comcel purchase price has been allocated to the acquired assets and liabilities of Occel.

(p)  Loss Per Share

Earnings per share are presented in accordance with U.S. GAAP Statement of Financial Accounting Standards No. 128 “Earnings per Share”. This statement requires the Company to present basic earnings per share and fully diluted earnings per share. Basic and fully diluted loss per share under U.S. GAAP is as follows:

	Year ended December 31,
	2000	2001	2002
Basic and fully diluted loss per share	Ps(1,374.47)	Ps(865.58)	Ps(168.27)
Weighted average number of shares outstanding (in millions)	95.10	107.9	624.40
Outstanding warrants, which have been excluded from the calculation of earnings per share (expiring March 15, 2004)	762,980	762,980	762,980

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

(q) Supplemental cash flow information required under U.S. GAAP

Cash used in operating activities reflects cash payments of interest and income tax as follows:

	Year ended December 31,
	2000	2001	2002
Interest	Ps90,723	Ps64,033	Ps50,380
Income Tax	9,761	4,684	4,377

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

23.    DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

(r) Commitments and contingencies

The Company has entered into operating lease agreements for administrative offices, sales branches, and service facilities. Such leases expire at various dates through 2007 and some contain renewal options. Rental expense was Ps 1,723, Ps 1,812 and Ps 2,671 for the years-ended December 31, 2000, 2001 and 2002.

Future minimum rental payments under existing leases with terms in excess of one year as of December 31, 2002, are as follows:

Year ending December 31,	Amount Payable
2003	3,821
2004	4,127
2005	4,457
2006	4,814
2007 and thereafter	5,171

Total	Ps22,390

(s) Asset Retirement Obligations:

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 143, “ Accounting for Asset retirement Obligations”, which is effective for fiscal years beginning after June 15, 2002. The Statement requires legal obligations associated with the retirement of long-lived asset to be recognized al their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company will adopt Statement 143 on January 1, 2003, and, based on current circumstances, does not believe that the impact of adoption of Statement 143 will have a material impact on the Company’s financial position or results of operations.

(t) Impairments of Assets.

Statements No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” required impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount.

OCCIDENTE Y CARIBE CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS

(Millions of Colombian pesos of December 31, 2002

purchasing power and thousands of U.S. dollars)

23.    DIFFERENCES BETWEEN COLOMBIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Continued)

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards SFAS 144, “Accounting for the impairment or Disposal of Long-Lived Assets” (FAS 144), which addresses the financial accounting and reporting for the impairment or disposal of Long-Lived assets. SFAS No.144 supersedes FAS 121 but retains SFAS No.121’s fundamental provisions for (i) recognition/measurement of long lived assets to be held and used and (ii) measurement of long-lived assets to be disposed. SFAS 144 also supersedes the accounting and reporting provisions of APB 30, “Reporting the results of operations” for a disposal of a segment business. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The applications of SFAS 144 had no material effect on the Company’s long-lived assets.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused the undersigned to sign this annual report on its behalf.

OCCIDENTE Y CARIBE CELULAR S.A.

By:	/s/ GERARDO MUÑOZ LOZANO
Name: Gerardo Muñoz Lozano Title: Chief Financial Officer

Date: July 8, 2003

CERTIFICATION

I, Adrián Hernández, certify that:

1.	I have reviewed this annual report on Form 20-F of Occidente y Caribe Celular S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 8, 2003	/s/ ADRIÁN HERNÁNDEZ

Adrián Hernández Chief Executive Officer

CERTIFICATION

I, Gerardo Muñoz Lozano, certify that:

1.	I have reviewed this annual report on Form 20-F of Occidente y Caribe Celular S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 8, 2003	/s/ GERARDO MUÑOZ LOZANO

Gerardo Muñoz Lozano Chief Financial Officer